annual information form

TALISMAN ENERGY

FOR THE YEAR ENDED DECEMBER 31, 2008
MARCH 9, 2009

table of contents

Introduction	1
Corporate Structure	1
General Development of the Business	2
Strategy	2
Activities and Events	2
Description of the Business	4
General	4
North America	5
UK	8
Scandinavia	9
Southeast Asia	10
Other	13
Exploration	14
Productive Wells	17
Acreage	18
Production	19
Drilling Activity	20
Reserves Information	24
Other Oil and Gas Information	29
Supplemental Oil and Gas Information	39
Additional Information	42
Competitive Conditions	43
Corporate Responsibility and Environmental Protection	43
Employees	44
Description of Capital Structure	45
Market for the Securities of the Company	47
Dividends	47
Directors and Officers	48
Audit Committee Information	52
Legal Proceedings	52
Risk Factors	53
Transfer Agents and Registrars	58
Interests of Experts	58
Forward-Looking Information	59
Note Regarding Reserves Data and Other Oil and Gas Information	60
Exchange Rate Information	61
Abbreviations	62
Additional Information	63
Schedule A Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator	64
Schedule B Report of Management and Directors on Oil and Gas Disclosure	65
Schedule C Audit Committee Information	67

introduction

This document is the Annual Information Form of Talisman Energy Inc. for the year ended December 31, 2008. Talisman is an independent, Canadian-based, international upstream oil and gas company whose main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids ("NGLs"). Talisman is listed on both the Toronto and New York stock exchanges under the symbol "TLM".

Unless the context indicates otherwise, reference in this Annual Information Form to "Talisman" or the "Company" is intended to include for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc., such entity or partner of their separate legal status, for any purpose.

Information related to the presentation of reserves data and other oil and gas information, as well as applicable exchange rates and abbreviations, is located at the end of this Annual Information Form.

Readers are directed to the "Forward-Looking Information" section contained in this Annual Information Form.

corporate structure

Talisman Energy Inc. is incorporated under the Canada Business Corporations Act. The Company's registered and head office is located at Suite 2000, 888-3rd Street SW, Calgary, Alberta T2P 5C5.

The following table sets forth the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, controlled or directed by Talisman as at December 31, 2008.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned [1]

Talisman (Corridor) Ltd.	Barbados	100%

Talisman Energy Canada	Alberta	100%

Talisman Energy Norge AS	Norway	100%

Talisman Energy (UK) Limited	England and Wales	100%

Talisman North Sea Limited	England and Wales	100%

Transworld Petroleum (UK) Limited	England and Wales	100%

Note:

1.
With the exception of Talisman Energy (UK) Limited, none of the above subsidiaries have any non-voting securities outstanding. All of the non-voting securities of Talisman Energy (UK) Limited are directly held by Talisman Energy Inc. Talisman Energy Canada is described in more detail below.

The above table does not include all of the subsidiaries of Talisman. The assets, sales and operating revenues of unnamed operating subsidiaries individually did not exceed 10% and, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated sales and operating revenues, respectively, of Talisman, as at and for the year ended December 31, 2008.

Talisman Energy Inc. and Petromet Resources Limited, an indirect subsidiary of Talisman, are partners in an Alberta general partnership named Talisman Energy Canada (the "Partnership"). Talisman is the managing partner of the Partnership. Substantially all of Talisman's Canadian oil and gas operations are carried on through the Partnership.

TALISMAN ENERGY ANNUAL INFORMATION FORM 1

general development of the business

Talisman was established as an independent company in 1992. Talisman's production has grown from approximately 50,000 boe/d in 1992 to approximately 432,000 boe/d in 2008.

Strategy

In 2008, Talisman developed and began implementation of a new corporate strategy. Although the Company had grown substantially using acquisition as its primary growth vehicle, management determined that additional sources of growth were needed to ensure the continuing success of the Company.

The objectives of the Company's corporate strategy are: profitable long-term growth, higher returns on investment, increased focus and more reliable delivery. Talisman's strategy, therefore, concentrates on the following actions:

  Profitable long-term growth

  A key element in Talisman's strategy for long-term growth is the evaluation and development of Talisman's unconventional natural gas acreage in North America. The Company has also identified Southeast Asia and Norway as areas of ongoing growth. Talisman intends to use its United Kingdom ("UK") assets and its North American conventional assets as a base from which to grow the Company.

  High-impact exploration

  Talisman continues to transition its international exploration portfolio toward regions that can create future core areas and support the long-term renewal of the Company. Talisman's exploration portfolio also has an ongoing role to support growth in existing core areas. The current areas of significant international exploration activity are Norway, offshore Indonesia and Vietnam, South America (Peru and Colombia) and the Kurdistan region of northern Iraq.

  Focus the portfolio

  Talisman intends to exit non-strategic areas. The Company announced in May 2008 that its disposition program would encompass sales of non-core assets in the UK and North America, as well as an exit from certain countries such as Denmark, the Netherlands and Trinidad and Tobago. In addition, Talisman plans to adjust the size of its UK assets for sustainable delivery.

Additional details on the strategy for each of Talisman's reporting segments, as well as the progress in implementing the objectives identified above, are described within the "Description of the Business" section which follows.

In January 2009, Talisman announced its capital spending plans for 2009. The Company's strategic priorities for 2009 are preserving financial strength and flexibility in a low commodity price environment, advancing the strategy elaborated above for long-term growth and building on 2008 activities, and continuing the Company's focus on efficiency and costs. Talisman intends to fund its 2009 capital programs from cash generated by operations (including realized gains on financial instruments) plus proceeds from confirmed divestments.

Activities and Events

During the past three years, Talisman has developed its business through a combination of exploration, development, and acquisitions and dispositions as described below.

North America

In 2006, Talisman sold non-strategic assets in Canada which were producing approximately 42 mmcfe/d (7 mboe/d) and to which Talisman attributed proved reserves of 96 bcfe (16 mmboe) as at December 31, 2005. In 2007, Talisman sold additional non-core assets in Canada, which collectively were producing approximately 114 mmcfe/d (19 mboe/d) and to which Talisman attributed proved reserves of 222 bcfe (37 mmboe) as at December 31, 2006.

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In October 2006, Talisman sold its 2% gross overriding royalty interest in Alberta Oil Sands Lease 23 to Suncor Energy Inc. In January 2007, Talisman completed the sale of its indirect 1.25% interest in Syncrude Canada to Canadian Oil Sands Limited.

In March 2008, Talisman acquired RSX Energy Inc., a publicly traded company whose principal natural gas assets were located in the Outer Foothills and Peace River Arch areas of northern Alberta.

In June 2008, Talisman sold 100% of its non-strategic operations in the Lac La Biche area of Alberta. The assets related to these operations were producing approximately 29 mmcfe/d (5 mboe/d) and had proved reserves of 67 bcfe (11 mmboe) attributable to them as at December 31, 2007.

Also in June 2008, Talisman entered into an agreement to earn a non-operated interest in United States ("US") properties owned by Hallwood Energy LLP ("Hallwood"). Talisman has the option to earn up to a one-third interest in these properties. As part of the agreement, Talisman and Hallwood agreed to a technical and consulting services arrangement that expires in June 2009. In February 2009, Hallwood filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. Talisman is monitoring proceedings to protect its interests.

Talisman sold its interest in Lease 10 of the Athabasca oil sands in July 2008. These lands did not have any associated production or reserves.

Throughout 2008, Talisman acquired approximately 320,000 net acres of unconventional land through a combination of Crown purchases and acquisitions from other companies. The land acquired includes acreage in the Montney play in northern British Columbia and the Marcellus play in New York and Pennsylvania.

In March 2009, Talisman announced that it had entered into an agreement to sell its assets in southeast Saskatchewan and Daniels County, Montana. The sale is subject to regulatory approval.

UK

In November 2006, Talisman disposed of several UK holdings to which it had attributed proved reserves of 13 mmboe as at December 31, 2005. On December 31, 2007, Talisman completed the sale of its entire non-operated interests in the UK North Sea Brae assets. Talisman attributed 14 mmboe of proved reserves to the Brae assets as at December 31, 2007.

In November and December 2006, Talisman acquired the Auk field and an additional 87% interest in the Fulmar field in the Central North Sea, resulting in 100% ownership of both fields. Talisman assumed operatorship on December 1, 2006.

In November 2007, Talisman entered into an agreement to sell the Beatrice oilfield licence interest and to lease the Beatrice oilfield infrastructure and Nigg oil terminal. The sale and lease were completed in November 2008. Talisman's production from Beatrice in 2008 averaged approximately 1 mboe/d. Proved reserves attributed to these assets as at December 31, 2007 were 18 mmboe.

In September 2008, Talisman entered into an agreement to dispose of its entire non-operated interests in the Dutch sector of the North Sea. Talisman's production from the fields in 2008 averaged approximately 3 mboe/d and proved reserves attributed to these assets as at December 31, 2008 were approximately 11 mmboe. The sale was completed in January 2009.

Talisman is currently waiting to accept three exploration blocks in the Central North Sea that were awarded in November 2008.

Scandinavia

In 2007, Talisman was awarded additional blocks in Norway.

In June 2008, Talisman completed the sale of a subsidiary which held an interest in the Siri field in the Danish sector of the North Sea. Talisman's production from the Siri field in 2007 averaged 2.6 mboe/d. Talisman attributed 2.1 mmboe of proved reserves to this field as at December 31, 2007.

In January 2009, Talisman announced that it had achieved first production from the Rev field in the Norway sector of the North Sea, which it operates with a 70% interest. A third well is expected to be brought onstream later in 2009.

In February 2009, Talisman was awarded two additional blocks in the southern portion of the Norwegian North Sea and entered into an agreement to sell a 10% interest in the Yme field.

TALISMAN ENERGY ANNUAL INFORMATION FORM 3

Southeast Asia

In June 2006, Talisman successfully bid on a 30% working interest in the deepwater Pasangkayu block in Indonesia. A production sharing contract ("PSC") was subsequently signed in September 2006.

In March 2007, Talisman successfully bid on a 100% working interest in the deepwater Sageri Block in Indonesia and subsequently entered into a PSC.

On December 31, 2007, Talisman purchased all the shares of CNOOC Wiriagar Overseas Limited (now Talisman Wiriagar Overseas Limited), which owns a 3.06% interest in the Tangguh liquefied natural gas ("LNG") project in Indonesia.

In July 2008, Talisman announced that it had achieved first gas from the Northern Fields in Block PM-3 CAA/46-Cai-Nuoc in Malaysia/Vietnam. First oil from the Northern Fields is expected at the end of the first quarter of 2009.

In July 2008, Talisman was awarded 100% and 60% working interests in two Joint Study Agreements in the Makassar Strait in Indonesia.

In September 2008, Talisman entered into a farm-in agreement regarding Block 133 and Block 134 offshore Vietnam to gain a 38% working interest in the blocks. The amended licence was approved by the Government of Vietnam in February 2009.

Other

In 2006, Talisman successfully bid for a 30% non-operated participating interest on the Niscota exploration block in Colombia. Talisman also has a 50% non-operated working interest in four EI Caucho Blocks. In September 2008, Talisman was awarded a 50% non-operated interest in Block CPE-6 and a 50% operated interest in Block CPE-8 in the Eastern Heavy Oil Bid Round, which are being held under Technical Evaluation Agreements. Talisman was awarded a 30% working interest in exploration block CPO-12 in December 2008 and a 100% working interest in Block CPO-9 in January 2009 through the 2008 Colombia Bid Round. In total, Talisman has interests in 11 blocks in Colombia with an areal extent that exceeds 5 million net acres.

During 2006, in line with Talisman's strategy to simplify and focus its worldwide portfolio, the Company divested its interests in the Bahamas, Gabon and Romania.

In 2007, Talisman acquired Occidental Petrolera del Peru, LLC, acquiring a 25% operated interest in Block 64 and a 40% operated interest in Block 103 in Peru. Talisman was awarded a 55% operated interest in Block 134 as a result of the 2007 Peru Bid Round.

In June 2008, Talisman entered into agreements with the Kurdistan Regional Government (KRG) within Iraq for interests in Blocks K44 and K39. Talisman has a 40% non-operated interest in Block K44. It also has a two-year seismic option agreement on Block K39, following which it will have the option to enter into a PSC as operator of the block with a 60% working interest.

description of the business

General

Talisman is one of the largest Canadian-based independent oil and gas producers. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and NGLs.

Talisman has a diversified, global portfolio of oil and gas assets. The Company believes this portfolio will provide long-term growth from unconventional natural gas development in North America, project developments in Southeast Asia and Norway, and its international exploration portfolio. Talisman continually investigates strategic acquisitions, dispositions and other business opportunities, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

The Company's current reporting segments where there are ongoing exploration, development and production activities are North America, the UK, Scandinavia, Southeast Asia (comprising Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea) and Other (comprising North Africa, and Trinidad and Tobago). Talisman also has an international exploration business which is active in the North Sea and Southeast Asia, as well as, in the Other reporting segment, in Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

4 TALISMAN ENERGY ANNUAL INFORMATION FORM

Talisman's aggregate production for the year ended December 31, 2008 was approximately 432,000 boe/d (including discontinued operations), comprised of approximately 183,000 boe/d from North America, 100,000 boe/d from the UK, 36,000 boe/d from Scandinavia, 92,000 boe/d from Southeast Asia and 21,000 boe/d from other areas.

In 2009, Talisman plans to spend approximately $3.6 billion on exploration and development activities excluding non-cash lease costs of $400 million. The Company has the flexibility to adjust its capital spending to pursue opportunities and a changing economic outlook.

All information in this section relating to assets owned or held by Talisman is as of December 31, 2008, unless otherwise indicated. All production numbers for 2008 include production from assets which were sold in the year, until the date of completion of the sale.

North America

As part of the new strategy, Talisman is evaluating the natural gas potential within the Company's unconventional landholdings. Talisman uses the term "unconventional" to refer to projects, plays or activities which are focused on the extraction of oil and natural gas using extraction techniques (including advanced stimulation methods) which are different than those associated with historically typical, or conventional, oil and gas activities. Talisman's current focus is on unconventional shale gas opportunities. Consistent with the strategic objectives noted in "General Development of the Business – Strategy", management believes that these unconventional plays provide new and longer term growth opportunities for Talisman due to their material size and relatively low-risk investment. For most of 2008, the Company's North American Operations concentrated on strategy implementation and, specifically, on developing and piloting projects for its unconventional plays. To further focus the Company's portfolio, Talisman sold substantially all of its operations in the Lac La Biche area of Alberta in June 2008.

* Map indicates areas of management focus where Talisman landholdings occur.
Following the announcement of its new strategy, Talisman reorganized its North American Operations into East and West Divisions and formalized the Technology & Business Development group. Geographically, East and West are divided by the 5th meridian. The Business Development group spans North America. The new organizational structure has been designed to allow Talisman to effectively operate its new unconventional business model. Separate groups are responsible for identifying new plays and piloting, and development and operations.

The new business model described above and the piloting and development activities conducted in 2008, are intended to support Talisman's goal to become a top-tier unconventional natural gas producer in North America. Talisman believes that unconventional plays have large potential resources, high deliverability, low decline rates and can provide attractive returns on investment.

As noted in "General Development of the Business", Talisman announced in January 2009 that it would fund its 2009 capital program from cash generated from operations plus proceeds from confirmed divestments. As a result, spending in North America focuses on new unconventional plays where Talisman is developing a material position. Talisman also continually investigates options for both strategic divestitures and acquisitions that would increase its focus on building significant unconventional projects.

TALISMAN ENERGY ANNUAL INFORMATION FORM 5

Unconventional

The Company spent approximately $1.8 billion on unconventional natural gas activities in 2008, of which 37% was for land. In May 2008, Talisman announced that its unconventional areas of focus were the Marcellus Shale, the Montney region, Québec, Bakken and Outer Foothills plays. Annualized sales production from these unconventional properties totaled 60 mmcfe/d (10 mboe/d) in 2008. As at December 31, 2008, Talisman held interests in approximately three million net acres of land which it considers to be unconventional, including one-half million net acres to be earned by the Company pursuant to various farm-in agreements.

Highlights of the new strategy in 2008 included drilling 169 gross (118 net) pilot and development wells in the new unconventional areas and the acquisition of over 320,000 net unconventional acres. Initial pilot programs were successful, with Marcellus Shale wells in Bradford County, Pennsylvania and a Montney Shale well at Farrell Creek, British Columbia.

In January 2009, the Company announced that it will focus on the Marcellus, Montney Core and Montney Shale gas plays in 2009. Within these plays, Talisman intends to concentrate on expanding the piloting projects conducted in 2008 and executing multi-well drilling programs in Pennsylvania, Alberta and British Columbia. In addition, the Company will continue to evaluate the potential of its Québec acreage. Talisman plans to spend approximately $1 billion in 2009 on piloting and development activities on its unconventional acreage.

Marcellus

Talisman's Marcellus Shale play, located in New York and Pennsylvania, remains an area of focus for 2009. The Company holds 800,000 net acres of undeveloped land in this play. The majority of the land is in New York, where the State continues to review its environmental assessment procedures and regulations for operations. This is effectively preventing horizontal drilling activities at this time. As a result, the focus for the time-being will be Pennsylvania where, Talisman holds 140,000 net acres of highly prospective land, including recently acquired State lands. In 2008, the Company drilled a total of six gross (5.0 net) wells. Talisman plans to drill up to 36 gross (34.8 net) wells and possibly acquire new lands. The 2009 drilling program includes both pilot and development wells with the development focus beginning mid-year.

Montney

Talisman's Montney play encompasses approximately 600,000 net acres of land. This land base provides Talisman with many opportunities at different states of maturity. The Montney Core in northwest Alberta and northeast British Columbia is in early development and is primarily sand/siltstone geology compared to the Montney shale play of northeast British Columbia.

In the Montney Core, Talisman holds 380,000 net acres and drilled 39 gross (31.1 net) development wells in 2008 with total yearly average Company interest production of 35 mmcfe/d (5.8 mboe/d). In addition, Talisman continued to pilot various areas in the Montney Core play throughout 2008 by drilling 13 gross (11.2 net) pilot wells to test drilling and completion techniques and quality of the reservoir. Talisman plans to drill up to 35 gross (26 net) development wells in 2009, with horizontal wells drilled primarily from pad locations.

At the end of 2008, Talisman held 220,000 net acres of land in the Montney Shale play, drilling nine gross (3.2 net) wells during the year. Also in 2008, the Company successfully tested a vertical well in the Farrell Creek area. Talisman intends to continue piloting these areas throughout 2009, with plans to drill 14 gross wells and build processing facilities. Talisman expects to begin development by the end of 2009 or in early 2010.

Programs in both the Montney Core and the Montney Shale play provide options to accelerate drilling if warranted by results or the availability of additional capital.

Québec

Talisman's Québec acreage is along the St. Lawrence River where the Company has currently earned or acquired a total of 310,000 net acres. The Company also has rights to earn up to an additional 460,000 net acres. In 2008, one well was drilled and another was drilling over year-end. Initial tests from the Gentilly recompletion were also conducted. Talisman expects to complete the drilling component of its earning phase (two additional wells) by the end of the first quarter of 2009. The Company anticipates

6 TALISMAN ENERGY ANNUAL INFORMATION FORM

that testing will continue into the second and third quarters of 2009 depending on equipment availability. Talisman will continue evaluating the potential for commercial gas in Québec throughout 2009.

Other Unconventional Areas

Talisman was active in other unconventional areas throughout 2008, including the Bakken Core (oil), Outer Foothills and Edson/Bigstone/Wild River areas. In six months, Talisman grew production in the Bakken Core from nothing to 2,600 boe/d with three rigs drilling 43 gross wells. Despite the success of these plays in 2008, and in order to focus on more material assets in North America, Talisman entered into an agreement in March 2009 to sell its interests (including Bakken) in southeast Saskatchewan and Daniels County, Montana. The sale is subject to regulatory approval.

In the Outer Foothills, the play has proven to be scalable with the extension of the Hinton success into Ojay. In total 21 gross (15.8 net) wells were drilled with annual production of 18 mmcf/d (3,000 boe/d). Total Outer Foothills acreage is now 430,000 net acres with the addition of new land in the Hinton area via both the acquisition of RSX and Crown purchases.

In 2009, Talisman expects that exploration and development spending for all of these properties will focus on finishing 2008 activities, drilling commitments and maintaining base production.

Conventional

Talisman's conventional assets in North America are focused in the following areas: deep gas in the Monkman area of British Columbia and Northern Alberta Foothills; and oil operations in Alberta/Saskatchewan in the Chauvin, Carlyle and Shaunavon fields. Talisman continued to develop its conventional assets throughout 2008 with exploration and development spending of $570 million. Total Company interest sales production from all conventional areas was 730 mmcfe/d (121 mboe/d). In total, 129 gross (74.3 net) wells were drilled in 2008.

The Foothills properties are supported by significant operated infrastructure, including the Chungo/Bighorn gathering systems, Ram River facilities, and the Bullmoose, Sukunka and West Sukunka dehydration plants. In these two major properties, the Company drilled 11 gross (8.7 net) deep gas wells contributing to total production for these areas of 320 mmcfe/d (53,300 boe/d). A number of successful wells were added in the Monkman area in 2008. The main infrastructure for Talisman's oil operations is the operated Chauvin pipeline and Chauvin Custom Treating Facility. In these areas, the Company drilled 72 gross (34.4 net) wells in 2008 with total production of 22,900 boe/d (137 mmcfe/d).

To reflect the Company's focus on material unconventional development, Talisman intends to concentrate its 2009 conventional spending on existing commitments, maintenance and completion of current projects, spending approximately $230 million. Talisman expects that conventional exploration and development spending in 2009 will focus on the Monkman and Northern Alberta Foothills areas. The 2009 expenditures are intended to optimize performance and minimize any production declines associated with a reduced investment pattern in conventional areas. The Company anticipates that the production associated with its conventional areas will continue to serve as a base to underpin production growth in other new areas of the Company.

Infrastructure and Midstream

Talisman's Midstream Operations include approximately 1,200 km of gathering systems in Western Canada including Central Foothills, Erith, Lynx and Palliser, plus five operated gas plants (Edson, Berland West, Boundary Lake, Cutbank and Musreau). The Company's midstream assets support many areas in its West division including Alberta Foothills, Edson and Deep Basin. Total 2008 through-put averaged 635 mmcf/d while generating revenues in custom processing and transportation. Talisman spent approximately $55 million in 2008 on expanding midstream capacity including facility expansion.

In January 2009, Talisman initiated a process to sell its interests in certain midstream assets in western central Alberta and southwest Saskatchewan. The specific assets include Cutbank and Musreau facilities and connected gas gathering systems, and Freefight / Crane Lake facilities located in southwest Saskatchewan.

In 2009, Talisman intends to utilize its expertise in infrastructure development to facilitate the development of unconventional growth areas. In addition, Talisman expects that building an active third party business on new infrastructure will have a favourable impact on costs and risks associated with its unconventional plays.

TALISMAN ENERGY ANNUAL INFORMATION FORM 7

UK

In the UK, the Company's strategic intent is to realign its assets to provide free cash flow at a substantial production rate with ongoing developments supported through exploration.

Talisman has two core operating areas in the UK: the Northern Business Area ("NBA"); and the Central Business Area ("CBA"). In January 2009, Talisman disposed of its non-operated interests in the Netherlands as part of its strategic objective to focus the Company's portfolio of assets. During 2008, Talisman participated in two development wells in the Netherlands. A planned disposal of further UK assets was suspended due to market conditions in late 2008.

In 2008, production in the UK averaged 100,034 boe/d (including 3,402 boe/d from the Netherlands assets, which accounted for 3% of total UK production). UK production accounted for 23% of the Company's production worldwide in 2008. The primary focus in the UK is oil, with oil and liquids contributing 94% of UK production. As at year-end 2008, Talisman operated approximately 81% of its UK production.

In 2009, Talisman's capital program in the UK is expected to be approximately $750 million, comprised of $190 million of exploration spending and $560 million of development spending. Talisman's 2009 UK drilling program includes participation in up to four exploration wells, one of which was drilling over year-end, and up to seven development wells.

Northern Business Area (NBA)

Talisman's principal operating areas in the NBA include Claymore, Piper (including Tweedsmuir), Tartan and Quad 16. These four principal operating areas encompass a total of 23 fields. Talisman currently holds interests ranging from 5% to 100% in the NBA fields, as well as in a number of production facilities and pipelines, including an 80% interest in the Flotta Terminal. Of the 23 fields, 16 are operated (with interests ranging from 37% to 100%) and seven are non-operated (with interests ranging from 5% to 15%).

In 2008, the Tweedsmuir Phase 2 topside modifications to the Piper platform were completed. During 2008, Tweedsmuir averaged a production rate of 22,459 boe/d. During 2009, the Tweedsmuir Phase 3 water injection development project is expected to be completed. In 2008, the Burghley development was progressed by Talisman. During 2009, a well is planned at Burghley along with the completion of subsea and topside facilities at the host platform.

In November 2008, Talisman completed the sale of the Beatrice oilfield licence interests and the lease of the Beatrice oilfield infrastructure and the Nigg oil terminal. Production in 2008 at Beatrice averaged 886 boe/d.

In 2008, production from the NBA averaged 54,414 boe/d, which accounted for approximately 55% of total UK production. Also in 2008, Talisman participated in drilling two unsuccessful exploration wells, (one of which was drilled at no cost to Talisman), and participated in 10 development wells in the NBA, with a further three wells drilling over year-end.

Talisman plans to participate in drilling five development wells in 2009.

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Central Business Area (CBA)

Talisman's principal operating areas in the CBA include Montrose/Arbroath, Fulmar, Auk, Clyde, Ross/Blake and Buchan. These principal operating areas encompass a total of 23 fields. Talisman currently holds interests ranging from 7% to 100% in the CBA fields, as well as in a number of production facilities and pipelines. Of the 23 fields, 18 are operated (with interests ranging from 25% to 100%) and five are non-operated (with interests ranging from 7% to 54%).

In 2008, Talisman progressed the Auk North development. Two wells are expected to be drilled in 2009. The Auk South redevelopment is progressing with detailed engineering in 2009.

In 2008, production from the CBA averaged 42,218 boe/d, which accounted for 42% of total UK production. Talisman participated in three successful and two unsuccessful exploration wells (of which one was drilled at no cost to Talisman) and two development wells in 2008, with a further well drilling over year-end.

Talisman plans to participate in drilling four exploration wells, one of which was drilling over year-end, and two development wells in 2009.

Scandinavia

Talisman's strategy for Scandinavia is to grow through the Rev and Yme projects in the short term and through exploration in the medium and long term.

Talisman's principal operating areas in Scandinavia are the Southern North Sea Area and the Mid North Sea Area, which encompass a total of 10 fields. In April 2008, Talisman entered into an agreement to sell all of its shares in Talisman Oil Denmark Limited, a subsidiary with non-operated interests in the Danish sector of the North Sea, including the Siri field. The sale, which was completed in June 2008, was part of Talisman's strategic objective to focus its portfolio. Prior to the disposition, Talisman participated in two development wells in Denmark.

In 2008, production in Scandinavia averaged 36,007 boe/d (including 1,208 boe/d from the Denmark assets, which accounted for 3% of total Scandinavian production). Scandinavia production accounted for 8% of the Company's production worldwide in 2008. The primary focus in Scandinavia is oil, with oil and liquids contributing 91% of Scandinavia production. As at year-end 2008, Talisman operated approximately 47% of its Scandinavia production.

In 2009, Talisman's capital program in Scandinavia is expected to be approximately $630 million, comprised of $120 million of exploration spending and $510 million of development spending (excluding a non-cash capitalized lease related to the Yme field of approximately $270 million). Talisman's 2009 drilling program includes participation in up to six exploration wells and 13 development wells.

TALISMAN ENERGY ANNUAL INFORMATION FORM 9

Southern North Sea Area

In the Southern North Sea Area, Talisman holds interests in the Blane, Gyda and Yme operated fields of 18%, 61% and 70% respectively, as well as a 10% interest in the non-operated Tambar East field.

In 2008, production from the area averaged 11,437 boe/d, which accounted for 32% of total Scandinavia production. Also in 2008, Talisman drilled two development wells and one successful exploration well (at no cost to Talisman) and one unsuccessful exploration well in the Southern North Sea Area.

The Yme development continued during the year, with ongoing construction of the topsides facility and the successful installation of the sub sea tank. Seven development wells are planned at Yme in 2009. In February 2009, Talisman entered into an agreement to sell a 10% interest of the Yme Field.

Talisman expects to complete the drilling of two exploration wells, one of which was drilling over year-end and which was subsequently plugged and abandoned, one of which is being drilled at no cost to Talisman, and nine development wells in the area in 2009, including seven at Yme.

Mid North Sea Area

In the Mid North Sea Area, Talisman holds interests in the operated Varg and Rev fields of 65% and 70% respectively, and interests in four non-operated fields (with interest ranging between 1% and 35%) as well as a number of production facilities and pipelines in other areas of the Norwegian Continental Shelf.

In January 2009, the Rev field commenced production. The Rev field produces from two sub-sea production wells and is tied back to a third party host facility in the UK sector of the North Sea. A third producing well is to be brought on stream later in 2009.

In 2008, production from the area averaged 23,362 boe/d, which accounted for 65% of total Scandinavia production. Also in 2008, Talisman participated in seven development wells with another drilling over year end, and three unsuccessful exploration wells in the area.

Talisman plans to participate in drilling four exploration wells, one of which will be drilled at no cost to Talisman, and four development wells in 2009.

Southeast Asia

Talisman has interests in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea. In 2008, Southeast Asia production averaged 91,363 boe/d, which accounted for 21% of the Company's production worldwide. As at year-end 2008, Talisman operated approximately 35% of its Southeast Asia production.

Talisman continues to view Southeast Asia as an area of opportunity and growth. As a result, the Company's strategic focus in Southeast Asia includes the following:

•
improved oil recovery ("IOR") initiatives focused on mature properties in Malaysia and Indonesia;

•
exploration activities in Vietnam and Indonesia that build on existing long-term foundations;

•
evaluation of potential for more gas-focused activity in the region, particularly in Vietnam, Papua New Guinea, Indonesia and Australia;

•
pursuit of further partnering opportunities with national oil companies; and

•
ongoing assessment of acquisitions, dispositions and investments in the area.

In 2009, Talisman plans to increase capital spending in Southeast Asia to approximately $850 million including a non-cash capitalized lease of $120 million for the FSO in Northern Fields, with $700 million directed to development spending. Talisman's 2009 Southeast Asia drilling program includes participation in up to seven exploration and 56 development wells.

10 TALISMAN ENERGY ANNUAL INFORMATION FORM

Indonesia

Talisman's Indonesian assets include onshore interests at Corridor and Ogan Komering as well as offshore interests in Southeast Sumatra, Offshore Northwest Java, Tangguh and extensive exploration acreage at Pasangkayu and Sageri. Talisman also has an indirect 6% interest in the Grissik to Duri pipeline and in the Grissik to Singapore pipeline.

The Company's 2009 activities in Indonesia will focus primarily on Corridor and Tangguh. Exploration activities in Pasangkayu and Sageri are described in the "Exploration" section.

Talisman has a 36% non-operated interest in the Corridor PSC and field production facilities. There are three major buyers of Corridor gas. Gas production from Corridor began in 1998 with gas sales to PT Caltex Pacific Indonesian ("Caltex") at the Duri oil field. Gas sales commenced in September 2003 to Gas Supply Pte. Ltd., located in Singapore under the terms of a 20 year gas sales agreement.

The sale of gas to PT Perusahaan Gas Negara (Persero), Tbk. ("PGN"), made pursuant to a 17 year gas sales agreement, began at 50 mmcf/d gross sales gas from Corridor in October 2007 and averaged 90 mmcf/d gross sales gas in 2008.

In 2008, production from Corridor was 45,719 boe/d, which accounted for approximately 50% of Southeast Asia production. Talisman expects that capital spending in 2009 in Corridor will be approximately $63 million and plans to participate in the drilling of six development wells. The process to sanction Suban Phase 3 was initiated in 2008 and will continue in 2009.

On December 31, 2007, Talisman purchased all the shares of CNOOC Wiriagar Overseas Limited (now Talisman Wiriagar Overseas Limited), which holds a 3.06% interest in the Tangguh LNG Project. This project is located in Papua in Indonesia. Two LNG trains are expected to come on-stream in the first half of 2009. Exposure to this project allows Talisman the opportunity to evaluate current technologies for LNG, which may add value in monetizing Talisman's gas reserves in other areas.

In 2008, Talisman signed a Memorandum of Understanding with PT Pertamina (Persero) to evaluate a number of opportunities for IOR, utilizing Talisman's core skills and capabilities. This work will continue in 2009. In 2008, Talisman participated in one successful and two unsuccessful exploration wells and 43 development wells.

In 2009, Talisman plans to spend approximately $134 million in Indonesia with $103 million directed to development spending. Talisman plans to participate in three exploration wells offshore Southeast Sumatra and 25 development wells in 2009.

TALISMAN ENERGY ANNUAL INFORMATION FORM 11

Malaysia

Talisman holds a 41% operated interest in Block PM-3 CAA between Malaysia and Vietnam and associated production facilities. In addition, Talisman holds interests in Block 46-Cai Nuoc adjacent to PM-3 CAA, Block PM-305, and Block PM-314. In Block PM-3 CAA, Talisman is progressing developments referred to as the "Southern Fields" and the "Northern Fields".

In Southern Fields, the flash gas compressor on the Bunga Raya platform was fully commissioned in 2008, adding 17 mmcf/d of gross sales gas. Phase 1 of an IOR scheme has been initiated in 2008 with plans to drill four development wells and one water injector in 2009. Phase 2 drilling expected to continue in 2010.

First gas from Northern Fields commenced in late July 2008 at 120 mmcf/d gross raw gas (70 mmcf/d sales gas). During this early production phase several zones produced elevated levels of mercury, which occurs naturally in some of the gas and oil produced from the Malay basin. Mitigation measures are being developed, and in the interim, prices received reflect the increased mercury levels. First oil is expected from Northern Fields at the end of the first quarter of 2009 and dry gas is expected in mid-2009.

In 2008, Malaysia production averaged 31,412 boe/d, which accounted for 34% of total Southeast Asia production. One unsuccessful exploration and 20 development wells were drilled in Malaysia in 2008.

In 2009, Talisman plans to spend approximately $417 million in Malaysia with $398 million directed to development spending. Talisman plans to drill one exploration well and 25 development wells in 2009, of which 16 wells will be drilled in the Northern Fields.

Vietnam

Talisman holds a 30% interest in Block 46/02 and in the joint operating company which operates that block. Block 46/02 lies adjacent to PM-3 CAA/46-Cai Nuoc. Talisman also holds a 60% interest in Block 15-2/01 and in the joint operating company which operates that block. Block 15-2/01 lies in the Cuu Long Basin, the predominant oil producing basin in Vietnam.

In 2008, the Government of Vietnam approved reserves assessments for the Hai Su Trang and Hai Su Den fields within Block 15-2/01. The Company drilled two successful and one unsuccessful exploration wells in the Block and an appraisal well to the Hai Su Den discovery was drilling over year-end. A declaration of commerciality occurred early in 2009. A development plan is expected to be sanctioned in 2009.

In late 2008, first oil commenced from the Song Doc field within Block 46/02 at approximately 20,000 bbls/d. Gross production is expected to reach approximately 24,000 bbls/d in the first half of 2009. The Song Doc field facilities consist of a floating production and storage offloading ("FPSO") vessel and a wellhead platform.

In 2008, Vietnam production averaged 821 bbls/d, which accounted for approximately 1% of Southeast Asia production.

In 2009, Talisman plans to spend approximately $189 million in Vietnam with $99 million directed to development spending. In 2009, Talisman plans to drill an appraisal/development well in the basement structure of Block 15-2/01 and two exploration wells to test additional prospects in the block. The Company will also participate in three development wells.

12 TALISMAN ENERGY ANNUAL INFORMATION FORM

Australia

Talisman holds non-operated interests in the Laminaria and Corallina fields and the Joint Petroleum Development Area 06-105 in Australia/East Timor. In 2008, production in Australia averaged 3,109 boe/d, which accounted for 3% of total Southeast Asia production.

In 2009, Talisman plans to spend approximately $110 million in Australia with $100 million directed to development spending mainly aimed at a maintenance program on the Corallina and Laminaria fields. Talisman plans to participate in two development wells and one exploration well, subject to rig availability, in the Joint Petroleum Development Area 06-105 offshore Australia.

Other

Talisman's other producing interests include operations in Algeria, Tunisia and Trinidad and Tobago. In 2008, production from these properties averaged 21,016 boe/d, which accounted for 5% of the Company's production worldwide.

In 2009, Talisman's capital program in these areas is expected to be approximately $66 million, with $62 million directed to development spending. Talisman's 2009 drilling program includes participation in up to 14 development wells and two exploration wells. The two exploration wells drilling over year-end were subsequently plugged and abandoned.

Algeria

Talisman holds a 35% non-operated interest in Block 405a under a PSC with Algeria's national oil company, Sonatrach. Through its participation in Block 405a, Talisman currently holds a 35% interest in the Greater Menzel Lejmat North fields and the Menzel

Lejmat Southeast field; a 2% interest in the Ourhoud Unit, which straddles Block 405a, Block 404 and Block 406; and a 9% interest in the EMK field, which straddles Block 405a and Block 208. Talisman has signed a Framework Agreement for the joint construction and operation of shared process facilities for the EMK field plus four other fields located in Block 208 and Block 212 (collectively, the "El Merk Project").

In 2008, four development wells were drilled in Algeria.

Talisman plans to participate in drilling 13 development wells in 2009. The El Merk development project was sanctioned in February 2009. The EMK Unit will be jointly developed with fields located in the neighbouring Block 208. First oil is planned in the first quarter of 2012.

 Tunisia

Talisman holds a 5% non-operated interest in the Adam concession portion of the Borj El Khadra permit and a 10% interest in the remainder of the permit. In early 2009, Talisman satisfied its farm-in commitment in the EI Hamra permit, of which it now owns a 50% non-operated interest, subject to government back-in rights. In 2008, three successful exploration wells and two development wells were drilled in Tunisia.

Talisman expects that capital spending in 2009 in Tunisia will be approximately $7 million and plans to participate in drilling one development well and to complete the drilling of two exploration wells, which were drilling over year-end and were subsequently plugged and abandoned.

TALISMAN ENERGY ANNUAL INFORMATION FORM 13

Trinidad and Tobago

Offshore Trinidad and Tobago, Talisman holds a 25% non-operated interest in the Angostura development area of Block 2(c) and a 26% interest in the Block 3(a) Market Development Area. In 2008, the onshore Eastern Block licence expired. Additionally, various offshore exploration rights in Block 2(c) and Block 3(a) expired by the terms of the Production Sharing Contract although applications have been made to the Trinidad and Tobago government to continue certain portions of these expired offshore areas.

In 2008, Talisman sanctioned the Phase 2 Angostura Gas Project and signed a gas sales agreement. Talisman continues to progress the sale of its assets in Trinidad and Tobago.

Exploration

The primary goal of Talisman's exploration activities is to discover new resources which will help sustain the Company's long term profitability. As part of the strategic review in 2008, management decided to expand the role of international exploration within Talisman to assist in the long term renewal of the Company through a diversified portfolio and global capital allocation process. Talisman is actively identifying and investigating new growth opportunities with a view to developing these opportunities into future core areas.

Talisman's international exploration portfolio fulfills two objectives; to support, maintain and renew a strong prospect inventory in the existing core areas in the UK, Norway North Sea and Malaysia; and to focus on basins that have the potential to create future core areas that can renew the Company. These areas include: Norway Barents Sea, offshore Indonesia, Vietnam, South America (including Peru and Colombia), the Kurdistan region of northern Iraq and Alaska.

In 2009, Talisman's capital program for exploration activities is expected to be approximately $660 million. In aggregate, Talisman's 2009 exploration drilling program includes participation in up to 24 exploration wells, of which eight wells were drilling over the year-end.

The focus areas for exploration are as follows:

14 TALISMAN ENERGY ANNUAL INFORMATION FORM

Southeast Asia

Talisman is exploring in Southeast Asia for opportunities that can provide growth for the Company and create future core areas, while supporting the existing operations in Malaysia and the recent discoveries in Vietnam.

Talisman expects that exploration spending in 2009 in Southeast Asia will be approximately $150 million, and plans to participate in drilling seven exploration wells, three of which are operated interests.

Vietnam

The successful exploration program in Block 15-2/01 offshore Vietnam yielded the Hai Su Trang and Hai Su Den discoveries in 2007 and 2008, which flowed at a combined rate of 36,000 bbl/d. A Hai Su Den appraisal well was drilling over year-end and Talisman plans to drill an additional appraisal well/development well in the basement structure and two exploration wells to test additional prospects in the block. Talisman expects Vietnam exploration spending to be approximately $90 million in 2009.

In September 2008, Talisman entered into a farm-in agreement regarding Block 133 and Block 134 offshore Vietnam to obtain a 38% working interest in the blocks. The amended licence was approved by the Government of Vietnam in February 2009. Subsurface work will be completed in 2009.

Indonesia

In Indonesia, Talisman is continuing with seismic interpretation and prospect generation in the Pasangkayu and Sageri Blocks, within the Makassar Strait, with a view to commence a drilling program in late 2010. The Company is currently evaluating two Joint Study Agreement Blocks awarded in 2008 with seismic programs acquired in early 2009. In 2009, the Company estimates Indonesia exploration spending to be approximately $31 million which includes the participation in three low working interest wells offshore Southeast Sumatra.

Malaysia

In Malaysia, the Company expects exploration spending to be approximately $19 million in 2009 which includes a well in Block PM3 CAA. The Company is also continuing to evaluate other opportunities in Malaysia.

Australia and Papua New Guinea

In early 2008, Talisman participated in the successful Kitan-1 exploration well in PSC 06-105 offshore Australia resulting in an oil discovery which tested at 6,100 bbls/d in a drill stem test. A subsequent appraisal well successfully delineated the discovery and was suspended. A Declaration of Commerciality was made in April 2008 and the Development Area was approved in May 2008. A Field Development Plan is currently being prepared and is scheduled to be submitted later in the year. In 2009, Talisman plans to participate in one exploration well in PSC 06-105 in the Joint Petroleum Development Area, subject to rig availability, and expects exploration spending to be $10 million.

Offshore Papua New Guinea, Talisman holds a 48% operated interest in a significant natural gas discovery and a 35% interest in exploration acreage. In 2008, Talisman received approval of an extension of its Petroleum Retention Licence PRL-01 in the Gulf of Papua for a five year period. Talisman expects minor capital spending in 2009.

UK

The on-going role of exploration in the UK is to build an exploration portfolio and prospect inventory which can support a sustainable exploration program designed to deliver the Company's objectives in the North Sea. The Company will continue to follow-up on the exploration concept proven by the Cayley discovery made in late 2007, with plans to drill two wells. In addition, two wells are being drilled in the central North Sea. Talisman expects that UK exploration spending in 2009 will be approximately $190 million.

TALISMAN ENERGY ANNUAL INFORMATION FORM 15

Scandinavia

Talisman is directing exploration efforts towards comparatively underexplored basins in Norway, such as the Barents Sea, which have the potential to enrich the Company's exploration portfolio and offer growth in the mid – to long-term. The Company submitted bids for various Barents Sea blocks, in the 20 th licensing round with results expected in spring 2009.

Talisman is continuing to execute its exploration program in the North Sea with six exploration wells planned in 2009. Talisman expects that Norway exploration spending in 2009 will be approximately $120 million.

Colombia

In Colombia, Talisman has an active exploration program in the Llanos region, one of Colombia's proven hydrocarbon basins. Through a series of successful 2008 licence round awards the Company has established both operated and non-operated interests in 11 blocks with an areal extent that exceeds 5 million net acres. Talisman will complete the drilling of the Huron exploration well in the Niscota block. A well in the El Caucho area and the acquisition of seismic across a number of blocks will progress the exploration program in the Foreland basin. Talisman expects that capital spending in 2009 in Colombia will be approximately $63 million.

Peru

Talisman has an interest in 4.5 million net acres of exploration acreage in Peru. The Company has operated interests ranging from 40-70% in four blocks. The Company's exploration program in Peru will focus on evaluating a light oil discovery made by Talisman at Situche in Block 64, as well as spudding an additional exploration well in the block. A seismic program in the offsetting Block 101 will also be completed in 2009. Talisman expects that capital spending in 2009 in Peru will be approximately $70 million.

Kurdistan region of northern Iraq

In June 2008, Talisman entered into agreements with the Kurdistan Regional Government within Iraq for interests in Blocks K44 and K39. Talisman has a 40% non-operated interest in Block K44. The first well of a three well commitment in Block K44 is currently being drilled with the results expected later in 2009. It is anticipated that a second well will be drilled in this block in 2009.

Talisman also has a two-year seismic option agreement on Block K39, following which it has the option to enter into a PSC as operator of the block with a 60% working interest. Upon entering the exploration phase of the Block K39 PSC, Talisman will have a one well commitment in the first year.

Talisman expects that capital spending in 2009 in Kurdistan region of northern Iraq will be approximately $37 million.

Alaska

Talisman holds over one million net acres with interests ranging from 50% to 100% in land across the National Petroleum Reserve – Alaska and Alaska Foothills.

Talisman expects capital spending in 2009 in Alaska will be approximately $8 million with a current focus on identifying prospects and leads.

Qatar and Tunisia

In Qatar, Talisman holds a 100% interest in an Exploration and Production Sharing Agreement for offshore Block 10 in Qatar.

Talisman drilled an exploration well in 2008 in Qatar which fulfilled the commitment obligations of the extended First Exploration Period. The Company is assessing the remaining potential of Block 10 to formulate a final recommendation prior to the end of the Exploration Period in April 2009.

In Tunisia, Talisman holds various non-operated interests in Borj El Khadra permit, including the Adam concession, and in the El Hamra permit. Talisman expects exploration spending will be approximately $4 million which includes two exploration wells which were drilling over year-end and were subsequently plugged and abandoned.

16 TALISMAN ENERGY ANNUAL INFORMATION FORM

Productive Wells

Year ended December 31, 2008	Productive Wells [1,2,3] Oil Wells		Productive Wells [1,2,3] Gas Wells		Productive Wells [1,2,3] Total Wells
Property	Gross	Net	Gross	Net	Gross	Net

North America

Canada

East	3,186	1,948.3	766	518.1	3,952	2,466.4

West	1,038	613.2	3,452	1,937.6	4,490	2,550.8

Frontier	–	–	–	–	–	–

United States

East	–	–	119	84.2	119	84.2

Frontier	–	–	–	–	–	–

Total North America	4,224	2,561.5	4,337	2,539.9	8,561	5,101.4

UK

United Kingdom

Northern Business Area	210	82.8	2	0.9	212	83.7

Central Business Area	126	96.5	–	–	126	96.5

Netherlands [4]	–	–	32	2.5	32	2.5

Total UK	336	179.3	34	3.4	370	182.7

Scandinavia [5]

Norway

Southern North Sea	25	14.6	–	–	25	14.6

Mid North Sea	63	22.7	8	0.7	71	23.4

Denmark	–	–	–	–	–	–

Total Scandinavia	88	37.3	8	0.7	96	38.0

Southeast Asia

Indonesia

Corridor PSC	90	140.6	32	11.3	122	151.9

Other Indonesia [6]	1,838	116.3	92	4.4	1,930	120.7

Malaysia	60	25.4	30	12.3	90	37.7

Vietnam	9	5.1	–	–	9	5.1

Australia	11	3.9	–	–	11	3.9

Papua New Guinea	–	–	–	–	–	–

Total Southeast Asia	2,008	291.3	154	28.0	2,162	319.3

Other

Algeria	95	9.8	4	1.4	99	11.2

Tunisia	18	0.9	–	–	18	0.9

Trinidad and Tobago	17	4.3	–	–	17	4.3

Rest of World [7]	–	–	–	–	–	–

Total Other	130	15.0	4	1.4	134	16.4

Total Worldwide	6,786	3,084.4	4,537	2,573.4	11,323	5,657.8

Notes:

1.
"Productive wells" means producing wells or wells capable of production.

2.
Includes wells containing multiple completions as follows:
	Oil Wells	Gas Wells	Total

Gross	498	1,144	1,642

Net	262.9	687.7	950.6

3.
One or more completions in the same bore hole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion.

4.
In January 2009, Talisman completed the sale of its interests in the Netherlands. Productive wells for the United Kingdom as at December 31, 2008 therefore include the Netherlands assets.

5.
In June 2008, Talisman completed the sale of all of the shares of Talisman Oil Denmark Limited. Productive wells for Scandinavia as at December 31, 2008 therefore exclude those Danish assets owned by Talisman Oil Denmark Limited.

6.
"Other Indonesia" includes suspended and shut-in wells in the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC and the Tangguh LNG project.

7.
"Rest of World" includes Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

TALISMAN ENERGY ANNUAL INFORMATION FORM 17

Acreage

Year ended December 31, 2008 (thousand acres)	Developed [1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

North America

Canada

East	526.6	372.3	1,662.1	1,336.9	2,188.7	1,709.2

West	1,784.8	1,021.3	3,467.9	2,472.6	5,252.7	3,493.9

Frontier [2]	3.2	–	5,777.8	3,204.9	5,781.0	3,204.9

United States

East	64.4	46.7	2,328.6	1,763.7	2,393.0	1,810.4

Frontier [3]	0.5	0.4	1,537.8	1,007.9	1,538.3	1,008.3

Total North America	2,379.5	1,440.7	14,774.2	9,786.0	17,153.7	11,226.7

UK

United Kingdom

Northern Business Area	104.8	66.3	526.2	280.7	631.0	347.0

Central Business Area	155.7	119.4	529.1	256.6	684.8	376.0

Other United Kingdom	–	–	433.1	286.1	433.1	286.1

Netherlands [4]	217.1	26.4	–	–	217.1	26.4

Total UK	477.6	212.1	1,488.4	823.4	1,966.0	1,035.5

Scandinavia [5]

Norway

Southern North Sea	81.3	29.7	1,613.5	524.2	1,694.8	553.9

Mid North Sea	45.1	31.9	1,634.5	845.9	1,679.6	877.8

Other Norway [6]	–	–	–	–	–	–

Denmark	–	–	38.3	9.2	38.3	9.2

Total Scandinavia	126.4	61.6	3,286.3	1,379.3	3,412.7	1,440.9

Southeast Asia

Indonesia

Corridor PSC	150.5	54.2	407.6	146.7	558.1	200.9

Other Indonesia [7]	504.0	58.1	7,369.1	1,655.6	7,873.1	1,713.7

Malaysia	270.3	119.0	2,587.2	1,499.6	2,857.5	1,618.6

Vietnam	8.9	2.7	739.3	389.8	748.2	392.5

Australia	9.2	3.6	447.6	127.2	456.8	130.8

Papua New Guinea	–	–	858.2	325.1	858.2	325.1

Total Southeast Asia	942.9	237.6	12,409.0	4,144.0	13,351.9	4,381.6

Other

Algeria	196.0	34.4	–	–	196.0	34.4

Tunisia	3.9	0.2	804.7	79.4	808.6	79.6

Trinidad and Tobago [8]	23.5	5.9	14.7	3.7	38.2	9.6

Rest of World [9]	–	–	19,340.6	10,012.8	19,340.6	10,012.8

Total Other	223.4	40.5	20,160.0	10,095.9	20,383.4	10,136.4

Total Worldwide	4,149.8	1,992.5	52,117.9	26,228.6	56,267.7	28,221.1

Notes:

1.
"Developed" acreage consists of acres spaced or assigned to productive wells.

2.
"Frontier" includes properties in Northwest Territories, Scotian Slopes and Nunavut.

3.
"Frontier" includes properties in Alaska.

4.
In January 2009, Talisman completed the sale of its interests in the Netherlands. Acreage for the United Kingdom as at December 31, 2008 therefore includes the Netherlands assets.

5.
In June 2008, Talisman completed the sale of all of the shares of Talisman Oil Denmark Limited Scandinavia acreage as at December 31, 2008 therefore excludes those Danish assets owned by Talisman Oil Denmark Limited.

6.
"Other Norway" includes exploration land in the Northern North Sea and Norwegian Sea.

7.
"Other Indonesia" includes the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Pasangkayu PSC, Sageri PSC and the Tangguh LNG Project.

8.
In 2008, various offshore exploration rights expired although the Company has submitted an application to the Government of Trinidad and Tobago to continue certain portions of these offshore areas.

9.
"Rest of World" includes Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

18 TALISMAN ENERGY ANNUAL INFORMATION FORM

Production

Year ended December 31, 2008	Oil & Liquids Production (bbls/d)			Natural Gas Production (mmcf/d)			Total Production (boe/d)
Property	Gross	Net		Gross	Net		Gross	Net

North America

Canada [1,2]

East	23,317	18,914		22.0	20.0		26,984	22,247

West	17,109	13,572		761.0	629.0		143,942	118,405

Frontier	–	–		–	–		–	–

United States

East	–	–		73.0	63.0		12,167	10,500

Frontier	–	–		–	–		–	–

Total North America	40,426	32,486		856.0	712.0		183,093	151,152

UK

United Kingdom

Northern Business Area	52,533	52,533		11.3	11.3		54,414	54,414

Central Business Area	41,114	40,764		6.6	6.6		42,218	41,868

Netherlands [3]	94	94		19.8	19.8		3,402	3,402

Total UK	93,741	93,391		37.7	37.7		100,034	99,684

Scandinavia [4]

Norway

Southern North Sea	9,792	9,792		9.9	9.8		11,437	11,429

Mid North Sea	21,858	21,858		9.0	9.1		23,362	23,370

Denmark	1,208	1,139		–	–		1,208	1,139

Total Scandinavia	32,858	32,789		18.9	18.9		36,007	35,938

Southeast Asia

Indonesia

Corridor PSC	4,109	2,298	[5]	249.7	158.8	[5]	45,719	28,768

Other Indonesia [6]	7,662	2,201	[5]	15.8	12.3	[5]	10,302	4,252

Malaysia	20,051	8,862	[5]	68.2	51.5	[5]	31,412	17,441

Vietnam	821	654	[5]	–	–		821	654

Australia	3,109	2,973	[5]	–	–		3,109	2,973

Papua New Guinea	–	–		–	–		–	–

Total Southeast Asia	35,752	16,988		333.7	222.6		91,363	54,088

Other

Algeria	15,104	6,412	[8]	–	–		15,104	6,412

Tunisia	927	842	[8]	0.6	0.5	[8]	1,026	932

Trinidad and Tobago	4,886	4,193	[8]	–	–		4,886	4,193

Rest of World [7]	–	–		–	–		–	–

Total Other	20,917	11,447	[8]	0.6	0.5		21,016	11,537

Total Worldwide	223,694	187,101	[8]	1,246.9	991.7		431,513	352,399

Notes:

1.
Includes approximately 80.1 bbls/d of liquids attributable to royalty interests.

2.
Includes approximately 6.1 mmcf/d of gas attributable to royalty interests.

3.
In January 2009, Talisman completed the sale of its interests in the Netherlands. Figures as at December 31, 2008 therefore include production from the Netherlands assets.

4.
Substantially all of Talisman's Danish assets were sold in June 2008. Therefore, production figures are to the date of sale.

5.
Interests of the Indonesian, Malaysian, Vietnamese and Australian governments, other than working interests or income taxes, are accounted for as royalties.

6.
Other Indonesia includes the Corridor Technical Assistance Contract the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Pasangkayu PSC, Sageri PSC and the Tangguh LNG Project.

7.
"Rest of World" includes Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

8.
Interests of the Algerian, Tunisian and Trinidad and Tobago governments, other than working interests or income taxes, are accounted for as royalties.

TALISMAN ENERGY ANNUAL INFORMATION FORM 19

Drilling Activity

The following tables set forth the number of wells 1 Talisman has drilled and tested or participated in drilling and testing, and the net 2 interest of Talisman in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated.

Year ended		Exploration				Development				Total
December 31, 2008		Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total

North America

Canada	Gross	22	72	1	95	116	164	–	280	138	236	1	375

	Net	19.6	52.5	0.6	72.7	71.1	112.2	–	183.3	90.7	164.7	0.6	256.0

United States	Gross	–	46	2	48	–	4	–	4	–	50	2	52

	Net	–	20.0	1.9	21.9	–	1.9	–	1.9	–	21.9	1.9	23.8

UK

United Kingdom [5]	Gross	2	1	2	5	12	–	–	12	14	1	2	17

	Net	1.1	0.6	0.9	2.6	4.7	–	–	4.7	5.8	0.6	0.9	7.3

Netherlands	Gross	–	–	–	–	–	2	–	2	–	2	–	2

	Net	–	–	–	–	–	0.2	–	0.2	–	0.2	–	0.2

Scandinavia

Norway [5]	Gross	–	–	4	4	7	1	1	9	7	1	5	13

	Net	–	–	1.4	1.4	3.1	0.7	0.6	4.4	3.1	0.7	2.0	5.8

Denmark [6]	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.6	–	–	0.6	0.6	–	–	0.6

Southeast Asia

Indonesia	Gross	–	1	2	3	28	15	–	43	28	16	2	46

	Net	–	0.1	0.6	0.7	3.6	0.4	–	4.0	3.6	0.5	0.6	4.7

Malaysia	Gross	–	–	1	1	4	15	1	20	4	15	2	21

	Net	–	–	0.8	0.8	1.6	6.2	0.4	8.2	1.6	6.2	1.2	9.0

Vietnam	Gross	1	1	1	3	6	–	–	6	7	1	1	9

	Net	1.0	1.0	1.0	3.0	1.8	–	–	1.8	2.8	1.0	1.0	4.8

Australia	Gross	2	–	–	2	–	1	1	2	2	1	1	4

	Net	0.5	–	–	0.5	–	0.3	0.3	0.6	0.5	0.3	0.3	1.1

Other

North Africa [8]	Gross	3	–	–	3	6	–	–	6	9	–	–	9

	Net	0.3	–	–	0.3	0.2	–	–	0.2	0.5	–	–	0.5

Trinidad and Tobago	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Rest of World [9]	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	1.0	1.0	–	–	–	–	–	–	1.0	1.0

Total	Gross	30	121	14	165	181	202	3	386	211	323	17	551

	Net	22.5	74.2	8.2	104.9	86.7	121.9	1.3	209.9	109.2	196.1	9.5	314.8

See footnotes on page 22.

20 TALISMAN ENERGY ANNUAL INFORMATION FORM

Year Ended		Exploration				Development				Total
December 31, 2007		Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total

North America

Canada	Gross	4	85	4	93	122	178	2	302	126	263	6	395

	Net	1.5	60.1	2.8	64.4	51.0	132.6	0.6	184.2	52.5	192.7	3.4	248.6

United States	Gross	2	25	1	28	–	–	–	–	2	25	1	28

	Net	1.5	18.1	0.6	20.2	–	–	–	–	1.5	18.1	0.6	20.2

UK

United Kingdom [7]	Gross	3	–	3	6	16	1	2	19.0	19	1	5	25

	Net	2.1	–	1.9	4.0	8.8	0.2	0.6	9.6	10.9	0.2	2.5	13.6

Netherlands	Gross	–	1	1	2	–	–	–	–	–	1	1	2

	Net	–	0.1	0.2	0.3	–	–	–	–	–	0.1	0.2	0.3

Scandinavia

Norway	Gross	2	1	3	6	5	2	1	8	7	3	4	14

	Net	0.2	0.7	1.2	2.1	2.2	1.4	0.6	4.2	2.4	2.1	1.8	6.3

Denmark	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Southeast Asia

Indonesia	Gross	–	–	3	3	24	2	–	26	24	2	3	29

	Net	–	–	0.2	0.2	4.8	0.4	–	5.2	4.8	0.4	0.2	5.4

Malaysia	Gross	1	–	3	4	7	3	1	11	8	3	4	15

	Net	0.4	–	2.0	2.4	2.2	1.2	0.4	3.8	2.6	1.2	2.4	6.2

Vietnam	Gross	1	–	–	1	–	–	–	–	1	–	–	1

	Net	1.0	–	–	1.0	–	–	–	–	1.0	–	–	1.0

Australia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Other

North Africa [8]	Gross	4	–	1	5	7	–	–	7	11	–	1	12

	Net	0.3	–	0.1	0.4	0.5	–	–	0.5	0.8	–	0.1	0.9

Trinidad and Tobago	Gross	1	–	4	5	2	1	–	3	3	1	4	8

	Net	0.3	–	2.7	3.0	0.5	0.3	–	0.8	0.8	0.3	2.7	3.8

Total	Gross	18	112	23	153	183	187	6	376	201	299	29	529

	Net	7.3	79.0	11.7	98.0	70.0	136.1	2.2	208.3	77.3	215.1	13.9	306.3

See footnotes on page 22.

TALISMAN ENERGY ANNUAL INFORMATION FORM 21

Year Ended		Exploration				Development				Total
December 31, 2006		Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total

North America

Canada	Gross	8	110	3	121	186	353	7	546	194	463	10	667

	Net	4.2	75.7	1.6	81.5	91.8	235.2	7.0	334.0	96.0	310.9	8.6	415.5

United States	Gross	–	33	1	34	–	–	–	–	–	33	1	34

	Net	–	27.1	1.0	28.1	–	–	–	–	–	27.1	1.0	28.1

UK

United Kingdom	Gross	1	–	2	3	20	–	–	20	21	–	2	23

	Net	0.9	–	0.3	1.2	7.3	–	–	7.3	8.2	–	0.3	8.5

Netherlands	Gross	–	1	–	1	–	4	–	4.0	–	5	–	5

	Net	–	0.1	–	0.1	–	0.2	–	0.2	–	0.3	–	0.3

Germany [10]	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.5	0.5	–	–	–	–	–	–	0.5	0.5

Scandinavia

Norway	Gross	1	–	1	2	5	–	–	5	6	–	1	7

	Net	0.6	–	0.4	1.0	2.1	–	–	2.1	2.7	–	0.4	3.1

Southeast Asia

Indonesia	Gross	2	–	–	2	10	9	3	22	12	9	3	24

	Net	0.1	–	–	0.1	0.2	1.5	0.2	1.9	0.3	1.5	0.2	2.0

Malaysia	Gross	–	1	–	1	6	2	1	9	6	3	1	10

	Net	–	0.4	–	0.4	2.9	0.8	0.4	4.1	2.9	1.2	0.4	4.5

Vietnam	Gross	–	–	–	–	1	–	–	1	1	–	–	1

	Net	–	–	–	–	0.4	–	–	0.4	0.4	–	–	0.4

Australia	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.3	0.3	–	–	–	–	–	–	0.3	0.3

Other

North Africa [8]	Gross	5	–	1	6	9	–	–	9	14	–	1	15

	Net	0.5	–	0.1	0.6	1.2	–	–	1.2	1.7	–	0.1	1.8

Trinidad and Tobago	Gross	2	–	2	4	3	1	–	4	5	1	2	8

	Net	0.5	–	1.3	1.8	0.8	0.3	–	1.1	1.3	0.3	1.3	2.9

Rest of World [9]	Gross	–	–	4	4	–	–	–	–	–	–	4	4

	Net	–	–	1.7	1.7	–	–	–	–	–	–	1.7	1.7

Total	Gross	19	145	16	180	240	369	11	620	259	514	27	800

	Net	6.8	103.3	7.2	117.3	106.7	238.0	7.6	352.3	113.5	341.3	14.8	469.6

Notes:

1.
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2.
"Net" wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.

3.
A productive oil or gas well is an exploratory or development well that is not a dry well.

4.
A dry well (hole) is an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency.

5.
Does not include two unsuccessful wells in the UK and one successful well in Norway, which were farmed out and drilled with no working interest.

6.
In June 2008, Talisman disposed of substantially all of its Denmark assets.

7.
Drilling activity includes two gross wells and 0.4 net wells from the Brae assets which were sold on December 31, 2007.

8.
"North Africa" includes Algeria and Tunisia.

9.
"Rest of World" for the year ended December 31, 2008 includes Colombia, Peru, Qatar, and the Kurdistan region of northern Iraq, and for the year ended December 31, 2006 includes Qatar, Peru, Colombia and Gabon.

10.
In 2007, Talisman relinquished its interest in Germany.

22 TALISMAN ENERGY ANNUAL INFORMATION FORM

The following table shows the number of wells in the process of drilling, suspended or in active completion stages as of December 31, 2008.

		Wells in the process of drilling, suspended or active completion [1]
		Exploration	Development

North America

	Gross	143	284

	Net	94.7	185.2

UK

	Gross	1	4

	Net	0.6	1.1

Scandinavia

	Gross	1	1

	Net	0.6	0.3

Southeast Asia

	Gross	1	26

	Net	1.0	9.5

Other [2]

	Gross	5	–

	Net	2.1	–

Total

	Gross	151	314

	Net	99.0	196.1

Notes:

1.
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2.
"Other" includes Qatar, Peru, Colombia, the Kurdistan region of northern Iraq and Tunisia.

TALISMAN ENERGY ANNUAL INFORMATION FORM 23

Reserves Information

Internal Evaluation

Talisman's oil and gas reserves are evaluated internally. As described under "Note Regarding Reserves Data and Other Oil and Gas Information", Talisman has obtained an exemption from National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators that permits Talisman to provide disclosure in accordance with US standards. The exemption also exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff's knowledge of and experience with the Company's reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 2008, the Company's internal reserves evaluation staff included approximately 171 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 17 full-time or part-time years of relevant experience in evaluating reserves, of whom 58 were "qualified reserves evaluators" for purposes of NI 51-101. The Company's internal reserves evaluation management personnel included approximately 61 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 23 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 33 of whom were qualified reserves evaluators for purposes of NI 51-101. The Company has appointed an Internal Qualified Reserves Evaluator ("IQRE") who reports directly to the Chief Executive Officer and is responsible for the preparation and validation of the Company's reserves evaluation and the submission to the Company's Board of Directors of a report thereon as required by the NI 51-101 exemption. The Company's IQRE is Michael Adams, a graduate of Imperial College, London University with a B.Sc. in Physical Chemistry and a M.Sc. in Petroleum Engineering. Mr. Adams has more than 30 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in Alberta and a chartered engineer registered in the UK.

Talisman has adopted a corporate policy that prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman's current process for preparing and approving its publicly disclosed reserves data.

All of Talisman's proved reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.

Talisman conducts formal reviews during the proved reserves estimation process to ensure the reasonableness, completeness and accuracy of input data; the appropriateness of the technical subsurface methodology; the full understanding of reserves movements; and the correct use of reserves classifications. All reserves estimates are reviewed and approved by the Executive Vice-Presidents of the operating areas and then submitted to the Company's executive operating committee, comprised of the Chief Executive Officer, and the Executive Vice-Presidents of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the report of the IQRE are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.

Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual independent audits of its reserves estimates for some of its properties on a rotating basis. Over the past four years, these rotational audits have covered, in aggregate, properties which now represent greater than 90% of the Company's proved reserves (on a boe basis) as at December 31, 2008. These audits have not revealed any material discrepancies. Talisman maintains a Reserves Data Policy and Procedures Manual, which it updates as appropriate and on a periodic basis. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data.

Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

24 TALISMAN ENERGY ANNUAL INFORMATION FORM

Reserves Estimates

Constant Prices and Costs

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped and total proved reserves as at December 31, 2008. The reserves estimates included in this table were prepared using the standards contained in Regulation S-X of the US Securities and Exchange Commission ("SEC"), which requires that proved reserves be estimated using existing economic and operating conditions. In accordance with Regulation S-X, the prices used to determine the reserves estimates in this table include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

	Proved Developed [1,2]		Proved Undeveloped [1,3]		Total Proved [1]
	Gross [4]	Net [5]	Gross [4]	Net [5]	Gross [4]	Net [5]

Oil and Natural Gas Liquids (mmbbls)

North America

Canada	143.4	122.0	10.9	9.5	154.3	131.5

United States	–	–	–	–	–	–

UK

United Kingdom	173.2	171.9	43.3	43.3	216.5	215.2

Netherlands	0.1	0.1	0.1	0.1	0.2	0.2

Scandinavia

Norway	24.8	24.8	31.8	31.8	56.6	56.6

Southeast Asia

Indonesia [6]	26.0	13.5	6.4	2.6	32.4	16.1

Malaysia	17.4	10.9	13.2	8.2	30.6	19.1

Australia	5.5	5.3	1.0	1.0	6.5	6.3

Vietnam	2.0	1.5	0.3	0.2	2.3	1.7

Other

Algeria	31.4	16.8	8.0	4.2	39.4	21.0

Tunisia	0.9	0.7	0.3	0.3	1.2	1.0

Trinidad and Tobago [6]	2.9	2.7	1.6	1.6	4.5	4.3

Total	427.6	370.2	116.9	102.8	544.5	473.0

Natural Gas (bcf)

North America

Canada	2,066.8	1,785.8	440.2	383.4	2,507.0	2,169.2

United States	117.9	101.8	20.0	17.4	137.9	119.2

UK

United Kingdom	27.3	27.3	1.4	1.4	28.7	28.7

Netherlands	38.2	38.2	28.7	28.7	66.9	66.9

See footnotes on page 26.

TALISMAN ENERGY ANNUAL INFORMATION FORM 25

	Proved Developed [1,2]		Proved Undeveloped [1,3]		Total Proved [1]
	Gross [4]	Net [5]	Gross [4]	Net [5]	Gross [4]	Net [5]

Scandinavia

Norway	99.0	99.0	2.9	2.9	101.9	101.9

Southeast Asia

Indonesia [6]	1,348.9	1,022.2	537.1	385.5	1,886.0	1,407.7

Malaysia	192.8	144.6	185.9	139.5	378.7	284.1

Australia	–	–	–	–	–	–

Vietnam	6.2	4.4	1.7	1.2	7.9	5.6

Other

Algeria	–	–	–	–	–	–

Tunisia	1.2	1.2	1.7	1.6	2.9	2.8

Trinidad and Tobago [6]	–	–	220.5	220.0	220.5	220.0

Total	3,898.3	3,224.5	1,440.1	1,181.6	5,338.4	4,406.1

Notes:

1.
"Proved" reserves have been estimated in accordance with the SEC definition set out in Rule 4-10(a) of Regulation S-X under the Securities Exchange Act of 1934 as follows: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and NGLs, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

2.
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery, are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

3.
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only if it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

4.
"Gross" reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, and (ii) royalty interest reserves. The Canadian Oil and Gas Evaluation Handbook ("COGEH") refers to this sum of reserves as "Company interest reserves". Royalty interest reserves for Canada were approximately 2.5 mmboe as at December 31, 2008. The inclusion of royalty interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.

5.
"Net" reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests in the amount set out in note 4 above.

6.
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in "net" reserves using effective rates over the life of the contract.

A report on reserves data by Talisman's IQRE and a report of management and directors on oil and gas disclosure are provided in Schedules A and B, respectively, to this Annual Information Form. Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC.

In 2008, Talisman's reserves additions were more than offset by the impact of price and other revisions, resulting in a decline in gross proved reserves of 41 mmboe, compared to production of 158 mmboe. Talisman added 118 mmboe of gross proved reserves in 2008 through drilling and positive non-price revisions, replacing 75% of 2008 production. Price-related revisions decreased gross proved reserves by 159 mmboe, principally related to the Company's UK operations. Under existing SEC rules, the Company is required to use year-end prices to determine year-end reserves. The SEC has announced new reserves disclosure requirements, including an average pricing methodology, which is expected to be applied to 2009 year-end reserves disclosures.

Talisman added 55 mmbbls of gross proved oil and liquids reserves through drilling and positive non-price revisions. Gross proved oil and liquids reserves declined 205 mmbbls due principally to 159 mmbbls of price related revisions, mainly in the UK. International reserve additions are dependent on the timing of project approvals and drilling results. In the year, the Company made progress towards approving development projects in Southeast Asia, the reserves of which will be booked in the event the projects are sanctioned in 2009. The UK (40%) and North America (28%) account for the majority of Talisman's year-end oil and liquids reserves.

Talisman added 378 bcf of gross proved natural gas reserves through drilling and non-price revisions. In North America, the Company replaced production of 313 bcf through discoveries, extensions and additions and net revisions. Talisman's North American gross natural gas reserves were 2.6 tcf at year-end, down 2% from the previous year due to dispositions of 65 bcf. Talisman's gross proved international natural gas reserves at year-end were 2.7 tcf, down 4% from the previous year. International reserves accounted for 50% of the Company's total proved natural gas reserves, with Southeast Asia constituting 43% of total worldwide gross proved natural gas reserves.

26 TALISMAN ENERGY ANNUAL INFORMATION FORM

Forecast Prices and Costs

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped, total proved, total probable and total proved plus probable reserves as at December 31, 2008 using forecast prices. 8

	Proved Developed [1,2]		Proved Undeveloped [1,3]		Total Proved [1]		Total Probable [4]		Total Proved and Probable [1,4]
	Gross [5]	Net [6]	Gross [5]	Net [6]	Gross [5]	Net [6]	Gross [5]	Net [6]	Gross [5]	Net [6]

Oil and Natural Gas Liquids (mmbbls)

North America

Canada	144.9	118.1	10.9	8.9	155.8	127.0	55.9	43.1	211.7	170.1

United States	–	–	–	–	–	–	–	–	–	–

UK

United Kingdom	288.5	286.8	58.3	58.2	346.8	345.0	178.8	178.4	525.6	523.4

Netherlands	0.1	0.1	0.1	0.1	0.2	0.2	0.1	0.1	0.3	0.3

Scandinavia

Norway	29.2	29.2	35.3	35.3	64.5	64.5	72.0	72.0	136.5	136.5

Southeast Asia

Indonesia [7]	25.7	10.9	6.4	2.4	32.1	13.3	8.8	4.6	40.9	17.9

Malaysia	19.6	11.1	11.7	6.3	31.3	17.4	30.8	13.0	62.1	30.4

Australia	8.2	8.0	0.4	0.3	8.6	8.3	5.5	5.5	14.1	13.8

Vietnam	3.4	2.6	0.1	0.1	3.5	2.7	56.3	44.2	59.8	46.9

Other

Algeria	32.3	16.4	7.9	4.0	40.2	20.4	31.1	16.1	71.3	36.5

Tunisia	0.9	0.8	0.3	0.2	1.2	1.0	0.1	0.1	1.3	1.1

Trinidad and Tobago [7]	3.8	3.6	0.7	0.7	4.5	4.3	4.0	4.0	8.5	8.3

Total	556.6	487.6	132.1	116.5	688.7	604.1	443.4	381.1	1,132.1	985.2

Natural Gas (bcf)

North America

Canada	2,070.9	1,736.4	439.9	854.6	2,510.8	2,591.0	1,288.0	533.5	3,798.8	3,124.5

United States	119.1	102.8	20.0	17.4	139.1	120.2	26.4	24.8	165.5	145.0

UK

UK	35.0	35.0	1.5	1.5	36.5	36.5	183.7	183.7	220.2	220.2

Netherlands	38.6	38.6	29.1	29.1	67.7	67.7	49.0	49.0	116.7	116.7

Scandinavia

Norway	100.0	100.0	2.0	2.0	102.0	102.0	71.0	71.0	173.0	173.0

Southeast Asia

Indonesia [7]	1,349.3	967.8	536.2	365.3	1,885.5	1,333.1	798.5	604.2	2,684.0	1,937.3

Malaysia	235.0	168.5	143.1	84.3	378.1	252.8	222.9	121.3	601.0	374.1

Australia	–	–	–	–	–	–	–	–	–	–

Vietnam	8.0	5.7	0.4	0.3	8.4	6.0	14.0	8.6	22.4	14.6

Other

Algeria	–	–	–	–	–	–	–	–	–	–

Tunisia	1.3	1.2	1.6	1.5	2.9	2.7	1.0	0.9	3.9	3.6

Trinidad and Tobago [7]	–	–	220.3	219.4	220.3	219.4	74.3	71.2	294.6	290.6

Total	3,957.2	3,156.0	1,394.1	1,575.4	5,351.3	4,731.4	2,728.8	1,668.2	8,080.1	6,399.6

See footnotes on page 28.

TALISMAN ENERGY ANNUAL INFORMATION FORM 27

Notes:

1.
"Proved" reserves have been estimated based on the SEC definition of proved reserves but using forecast prices and costs. Talisman believes that there is no material difference between the proved reserves estimated on this basis and what the proved reserves would be if estimated using the definition for proved reserves under Canadian standards. See "Note Regarding Reserves Data and Other Oil and Gas Information" contained in this Annual Information Form.

2.
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery, are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

3.
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only if it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

4.
"Probable" reserves have been estimated in accordance with the definition set out in COGEH as follows: Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Probable reserves do not meet the requirements of the SEC for inclusion in documents filed with the SEC by US companies. Please See "Note Regarding Reserves Data and Other Oil and Gas Information" contained in this Annual Information Form.

5.
"Gross" reserves refers to working interest reserves before deduction of royalty burdens payable.

6.
"Net" reserves are the marking interest reserves after deduction of royalty burdens payable, and including royalty interest reserves. Royalty interest reserves for Canada were approximately 2.5 mmboe as at December 31, 2008. Internationally, net reserves are after payments to governments.

7.
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in "net" reserves using effective rates over the life of the contract.

8.
Forecast prices are based on the following material benchmark assumptions: For WTI barrel of oil, US$40.00 for 2009, US$61.20 for 2010, US$83.23 for 2011, with 2% escalation thereafter. For NYMEX mmbtu of gas, US$5.00 for 2009, US$6.12 for 2010, US$8.32 for 2011, with 2% escalation thereafter. The US dollar to Canadian dollar exchange rate assumptions are 0.75 for 2009, 0.85 for 2010, and 0.95 for 2011 and thereafter. The relevant sales prices for the Company's production have been derived by applying differentials reflective of current market conditions. Forecast cost assumptions take into account inflation of future operating and capital costs. The forecast prices used to calculate the reserve estimates presented in this table are within the range of forecasts of comparable prices used, as at the same date, for the same future period, by major independent qualified reserves evaluators or auditors.

28 TALISMAN ENERGY ANNUAL INFORMATION FORM

Other Oil and Gas Information

The following tables are prepared by Talisman in accordance with US disclosure standards, including Statement No. 69 of the US Financial Accounting Standards Board ("FAS 69"), and reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves 1

	North America [2]	UK	Scandinavia	Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2005	142.2	352.5	44.6	55.9	31.8	627.0

Discoveries, additions and extensions	8.4	28.7	28.6	(2.9)	7.3	70.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(7.3)	(6.8)	–	–	–	(14.1)

Net revisions and transfers	9.3	14.3	0.4	11.6	(0.3)	35.3

2006 Production	(14.3)	(37.1)	(11.8)	(10.7)	(5.4)	(79.3)

Proved reserves at December 31, 2006	138.3	377.8	61.8	53.9	33.4	665.2

Discoveries, additions and extensions	5.9	6.4	11.2	0.9	1.1	25.5

Purchase of reserves	–	–	–	1.0	–	1.0

Sale of reserves	(9.8)	(4.1)	–	–	–	(13.9)

Net revisions and transfers	2.0	42.1	5.3	(3.4)	(1.8)	44.2

2007 Production	(12.5)	(36.9)	(11.1)	(8.7)	(5.1)	(74.3)

Proved reserves at December 31, 2007	123.9	385.3	67.2	43.7	27.6	647.7

Discoveries, additions and extensions	12.1	15.0	8.3	(0.3)	(0.3)	34.8

Purchase of reserves	0.3	–	–	–	–	0.3

Sale of reserves	(0.3)	(17.5)	(1.6)	–	–	(19.4)

Net revisions and transfers	7.4	(133.2)	(5.3)	6.2	3.1	(121.8)

2008 Production	(11.9)	(34.2)	(12.0)	(6.4)	(4.1)	(68.6)

Proved reserves at December 31, 2008	131.5	215.4	56.6	43.2	26.3	473.0

Proved developed

December 31, 2005	132.0	274.2	34.8	35.8	22.3	499.1

December 31, 2006	130.1	252.9	25.6	36.9	25.8	471.3

December 31, 2007	118.9	342.6	25.6	29.6	25.4	542.1

December 31, 2008	122.0	172.0	24.8	31.2	20.2	370.2

See footnotes on page 30.

TALISMAN ENERGY ANNUAL INFORMATION FORM 29

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2005	2,155.9	231.1	8.2	1,500.2	214.8	4,110.2

Discoveries, additions and extensions	356.8	33.1	65.9	(18.9)	14.8	451.7

Purchase of reserves	2.9	–	–	–	–	2.9

Sale of reserves	(35.8)	(20.5)	–	–	–	(56.3)

Net revisions and transfers	51.1	(28.1)	7.4	47.7	(0.2)	77.9

2006 Production	(253.3)	(37.5)	(5.2)	(78.3)	(0.1)	(374.4)

Proved reserves at December 31, 2006	2,277.6	178.1	76.3	1,450.7	229.3	4,212.0

Discoveries, additions and extensions	272.2	4.3	9.8	76.7	(10.2)	352.8

Purchase of reserves	3.3	–	–	192.2	–	195.5

Sale of reserves	(117.9)	(53.0)	–	–	–	(170.9)

Net revisions and transfers	23.8	(5.3)	(2.1)	(42.0)	4.3	(21.3)

2007 Production	(262.9)	(23.9)	(5.1)	(73.1)	(0.1)	(365.1)

Proved reserves at December 31, 2007	2,196.1	100.2	78.9	1,604.5	223.3	4,203.0

Discoveries, additions and extensions	279.1	12.4	12.1	(10.1)	0.4	293.9

Purchase of reserves	14.3	–	–	–	–	14.3

Sale of reserves	(55.2)	–	–	–	–	(55.2)

Net revisions and transfers	114.6	(3.2)	17.8	185.8	(0.7)	314.3

2008 Production	(260.5)	(13.8)	(6.9)	(82.8)	(0.2)	(364.2)

Proved reserves at December 31, 2008	2,288.4	95.6	101.9	1,697.4	222.8	4,406.1

Proved developed

December 31, 2005	1,771.8	174.9	6.2	548.8	0.8	2,502.5

December 31, 2006	1,860.9	123.2	8.6	895.5	0.5	2,888.7

December 31, 2007	1,820.7	86.7	7.0	855.5	1.0	2,770.9

December 31, 2008	1,887.6	65.5	99.0	1,171.2	1.2	3,224.5

Notes:

1.
For definitions of reserves, see the notes found on page 26 of this Annual Information Form.

2.
North American net proved reserves exclude synthetic crude oil reserves: 2006 – 32 mmbbls; and 2007 – 0 mmbbls (asset sold).

30 TALISMAN ENERGY ANNUAL INFORMATION FORM

Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

Future net cash flows were calculated by applying the respective year-end prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those at year-end. For example, changes in prices decreased the discounted future net cash flows by $16 billion in 2008;

•
future production and development costs will be determined by future events and will differ from those at year-end; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2008	2007	2006

Oil and liquids ($/bbl)

North America [1]	37.11	71.28	55.04

UK	45.74	94.93	67.72

Scandinavia	44.64	95.46	68.50

Southeast Asia	38.98	98.58	68.32

Other	46.06	96.33	69.22

Total	42.31	90.69	65.22

Natural gas ($/mcf)

North America	6.94	6.89	6.72

UK	10.36	6.78	7.68

Scandinavia	9.69	9.22	7.73

Southeast Asia	3.47	5.97	4.99

Other	1.72	2.56	2.79

Total	5.36	6.35	5.93

Note:

1.
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2008	2007	2006

WTI (US$/bbl)	44.60	95.98	61.05

Dated Brent (US$/bbl)	36.55	96.02	58.93

HH gas (US$/mmbtu)	5.71	6.80	5.64

AECO-C (C$/GJ)	6.02	6.18	5.81

US$/C$	0.8166	1.0120	0.8581

C$/£	1.7896	1.9600	2.2824

TALISMAN ENERGY ANNUAL INFORMATION FORM 31

discounted future net cash flows from proved reserves

Years ended December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total

2008

Future cash inflows [1]	20,889	10,840	3,513	7,635	1,600	44,477

Future costs

Transportation	(598)	(686)	(185)	(686)	(59)	(2,214)

Production	(7,846)	(5,897)	(1,675)	(2,431)	(473)	(18,322)

Development and site restoration	(3,255)	(4,493)	(1,170)	(1,025)	(274)	(10,217)

Future costs	(11,699)	(11,076)	(3,030)	(4,142)	(806)	(30,753)

Future inflows before income taxes	9,190	(236)	483	3,493	794	13,724

Future income and production revenue taxes	(1,765)	508	630	(1,458)	(374)	(2,459)

Net cash flows	7,425	272	1,113	2,035	420	11,265

Less 10% annual discount for estimated timing of cash flows	(3,097)	212	(250)	(878)	(135)	(4,148)

Discounted cash flows	4,328	484	863	1,157	285	7,117

2007

Future cash inflows [1]	24,094	37,256	7,140	13,836	3,234	85,560

Future costs

Transportation	(584)	(772)	(194)	(607)	(60)	(2,217)

Production	(7,042)	(16,090)	(2,028)	(2,234)	(456)	(27,850)

Development and site restoration	(2,911)	(6,001)	(1,851)	(1,194)	(214)	(12,171)

Future costs	(10,537)	(22,863)	(4,073)	(4,035)	(730)	(42,238)

Future inflows before income taxes	13,557	14,393	3,067	9,801	2,504	43,322

Future income and production revenue taxes	(2,915)	(8,026)	(1,585)	(3,964)	(1,013)	(17,503)

Net cash flows	10,642	6,367	1,482	5,837	1,491	25,819

Less 10% annual discount for estimated timing of cash flows	(4,557)	(1,271)	(371)	(2,321)	(521)	(9,041)

Discounted cash flows	6,085	5,096	1,111	3,516	970	16,778

2006

Future cash inflows [1]	23,058	26,963	4,821	10,875	2,959	68,676

Future costs

Transportation	(640)	(879)	(254)	(617)	(78)	(2,468)

Production	(6,225)	(13,442)	(1,996)	(1,849)	(448)	(23,960)

Development and site restoration	(2,670)	(6,175)	(1,332)	(1,293)	(244)	(11,714)

Future costs	(9,535)	(20,496)	(3,582)	(3,759)	(770)	(38,142)

Future inflows before income taxes	13,523	6,467	1,239	7,116	2,189	30,534

Future income and production revenue taxes	(3,231)	(3,118)	(406)	(2,953)	(866)	(10,574)

Net cash flows	10,292	3,349	833	4,163	1,323	19,960

Less 10% annual discount for estimated timing of cash flows	(4,279)	(51)	(273)	(1,832)	(506)	(6,941)

Discounted cash flows	6,013	3,298	560	2,331	817	13,019

Note:

1.
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

32 TALISMAN ENERGY ANNUAL INFORMATION FORM

principal sources of changes in discounted cash flows

Years ended December 31 (millions of C$)	2008	2007	2006

Sales of oil and gas produced net of production costs	(7,562)	(5,923)	(6,416)

Net change in prices	(15,881)	10,218	(4,021)

Net change in transportation costs	(73)	316	51

Net changes in production costs	(1,049)	(1,359)	(3,255)

Net changes in future development & site restoration costs	(842)	(719)	(2,208)

Development costs incurred during year	2,066	1,955	1,864

Extensions, discoveries and improved recovery	708	1,451	2,340

Revisions of previous reserve estimates	(141)	1,515	676

Net purchases	33	176	31

Net sales of reserves in place	(371)	(929)	(509)

Accretion of discount	2,839	2,055	2,869

Net change in taxes	9,930	(4,076)	2,965

Other	682	(921)	439

Net change	(9,661)	3,759	(5,174)

TALISMAN ENERGY ANNUAL INFORMATION FORM 33

results of operations from oil and gas producing activities

Years ended December 31 (millions of C$)		North America	UK	Scandinavia [2]	Southeast Asia	Other	Total

2008
Net oil and gas revenue derived from proved reserves [1]		3,272	3,548	1,235	1,413	418	9,886

Less:	Production costs	594	1,009	280	195	34	2,112

	Transportation	68	52	35	48	9	212

	Exploration and dry hole expense	444	148	141	87	117	937

	Depreciation, depletion and amortization	1,079	1,150	477	251	61	3,018

	Tax expense	270	658	224	392	115	1,659

Results of operations		817	531	78	440	82	1,948

2007
Net oil and gas revenue derived from proved reserves [1]		2,670	2,942	899	1,254	411	8,176

Less:	Production costs	538	992	289	169	39	2,027

	Transportation	66	70	35	47	8	226

	Exploration and dry hole expense	525	148	116	70	142	1,001

	Depreciation, depletion and amortization	1,030	626	341	243	59	2,299

	Tax expense	116	643	95	359	102	1,315

Results of operations		395	463	23	366	61	1,308

2006
Net oil and gas revenue derived from proved reserves [1]		2,836	2,923	886	1,329	374	8,348

Less:	Production costs	511	740	259	161	36	1,707

	Transportation	73	72	27	46	7	225

	Exploration and dry hole expense	302	51	42	38	182	615

	Depreciation, depletion and amortization	997	532	248	224	69	2,070

	Tax expense	286	876	235	405	69	1,871

Results of operations		667	652	75	455	11	1,860

Notes:

1.
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2.
Substantially all the Danish assets were sold in June 2008.

34 TALISMAN ENERGY ANNUAL INFORMATION FORM

capitalized costs related to oil and gas activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia [1]	Southeast Asia	Other	Total

2008
Proved properties	9,354	8,559	2,638	3,934	731	25,216

Unproved properties	774	569	227	522	650	2,742

Incomplete wells and facilities	218	23	8	71	42	362

	10,346	9,151	2,873	4,527	1,423	28,320

Less: Accumulated depreciation, depletion and amortization	1,911	4,329	1,064	1,548	351	9,203

Net capitalized costs	8,435	4,822	1,809	2,979	1,072	19,117

2007
Proved properties	7,883	8,232	2,327	2,675	596	21,713

Unproved properties	326	922	192	232	57	1,729

Incomplete wells and facilities	166	71	7	53	5	302

	8,375	9,225	2,526	2,960	658	23,744

Less: Accumulated depreciation, depletion and amortization	1,167	3,561	753	991	221	6,693

Net capitalized costs	7,208	5,664	1,773	1,969	437	17,051

2006
Proved properties	9,915	9,808	1,701	2,346	609	24,379

Unproved properties	351	1,280	291	66	71	2,059

Incomplete wells and facilities	162	10	15	30	2	219

	10,428	11,098	2,007	2,442	682	26,657

Less: Accumulated depreciation, depletion and amortization	3,060	4,764	449	911	197	9,381

Net capitalized costs	7,368	6,334	1,558	1,531	485	17,276

Notes:

1.
Substantially all the Danish assets were sold in June 2008.

TALISMAN ENERGY ANNUAL INFORMATION FORM 35

costs incurred in oil and gas activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia [1]	Southeast Asia	Other	Total

2008
Property acquisition costs

Proved	71	–	–	–	–	71

Unproved	833	–	–	6	430	1,269

Exploration costs	770	188	165	303	159	1,585

Development costs	965	576	720	452	33	2,746

Asset retirement costs	45	48	3	9	1	106

Total costs incurred	2,684	812	888	770	623	5,777

2007
Property acquisition costs

Proved	23	–	–	253	–	276

Unproved	122	–	–	156	10	288

Exploration costs	749	246	148	171	144	1,458

Development costs	849	1,007	465	340	64	2,725

Asset retirement costs	121	–	124	53	8	306

Total costs incurred	1,864	1,253	737	973	226	5,053

2006
Property acquisition costs

Proved	17	29	3	–	–	49

Unproved	322	183	–	3	–	508

Exploration costs	758	138	102	68	161	1,227

Development costs	1,179	1,086	230	259	88	2,842

Asset retirement costs	60	434	1	15	3	513

Total costs incurred	2,336	1,870	336	345	252	5,139

Notes:

1.
Substantially all the Danish assets were sold in June 2008.

36 TALISMAN ENERGY ANNUAL INFORMATION FORM

product netbacks after royalties 1,2

Net of Royalties – US$	2008	2007	2006

North America
Oil and liquids ($/bbl)

Sales price	81.96	55.75	50.06

Hedging gain	0.01	1.96	–

Transportation	0.49	0.51	0.64

Operating costs	13.10	11.80	9.57

	68.38	45.40	39.85

Natural gas ($/mcf)

Sales price	8.23	6.40	6.27

Hedging gain	–	0.30	0.28

Transportation	0.22	0.21	0.20

Operating costs	1.55	1.35	1.15

	6.46	5.14	5.20

UK
Oil and liquids (US$/bbl)

Sales price	94.17	72.06	63.48

Hedging (loss)	(0.82)	(0.22)	(0.47)

Transportation	1.11	1.47	1.35

Operating costs	27.81	23.76	17.66

	64.43	46.61	44.00

Natural gas (US$/mcf)

Sales price	9.14	6.70	7.47

Transportation	0.77	0.37	0.31

Operating costs	0.46	1.12	0.66

	7.91	5.21	6.50

Scandinavia
Oil and liquids (US$/bbl)

Sales price	95.13	73.60	64.94

Transportation	2.29	2.37	1.59

Operating costs	22.13	23.96	19.86

	70.71	47.27	43.49

Natural gas (US$/mcf)

Sales price	6.70	4.50	4.34

Transportation	0.90	1.15	0.97

	5.80	3.35	3.37

TALISMAN ENERGY ANNUAL INFORMATION FORM 37

product netbacks after royalties 1,2 (continued)

Net of Royalties – US$	2008	2007	2006

Southeast Asia
Oil and liquids (US$/bbl)

Sales price	94.64	76.61	65.84

Transportation	0.73	0.70	0.42

Operating costs	23.40	13.25	10.33

	70.51	62.66	55.09

Natural gas (US$/mcf)

Sales price	9.49	6.91	6.13

Transportation	0.52	0.53	0.46

Operating costs	0.61	0.57	0.44

	8.36	5.81	5.23

Other
Oil (US$/bbl)

Sales price	98.73	75.75	62.94

Transportation	1.92	1.40	1.20

Operating costs	10.11	7.01	6.37

	86.70	67.34	55.37

Total Company
Oil and liquids (US$/bbl)

Sales price	92.61	70.47	61.50

Hedging gain (loss)	(0.41)	0.22	(0.22)

Transportation	1.22	1.35	1.12

Operating costs	22.78	19.41	14.77

	68.20	49.93	45.39

Natural gas (US$/mcf)

Sales price	8.57	6.52	6.33

Hedging gain	–	0.21	0.19

Transportation	0.32	0.30	0.27

Operating costs	1.27	1.16	0.94

	6.98	5.27	5.31

Notes:

1.
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

2.
Unit operating costs include pipeline costs for the UK. Prior years have been restated accordingly. Netbacks do not include synthetic oil.

38 TALISMAN ENERGY ANNUAL INFORMATION FORM

supplemental oil and gas information

The following information is provided in addition to the information required under US disclosure standards.

continuity of gross proved reserves (constant price basis) 1

	North America [2]	UK	Scandinavia	Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2005	173.4	356.0	44.8	109.7	52.2	736.1

Discoveries, additions and extensions	10.4	28.8	28.6	(0.9)	13.2	80.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(8.8)	(6.8)	–	–	–	(15.6)

Net revisions and transfers	9.8	14.1	0.3	8.3	1.4	33.9

2006 Production	(18.2)	(37.5)	(11.8)	(18.8)	(7.9)	(94.2)

Proved reserves at December 31, 2006	166.6	380.8	61.9	98.3	58.9	766.5

Discoveries, additions and extensions	7.2	6.4	11.2	2.7	1.8	29.3

Purchase of reserves	–	–	–	1.1	–	1.1

Sale of reserves	(13.4)	(4.6)	–	–	–	(18.0)

Net revisions and transfers	8.2	41.8	5.4	3.2	(0.4)	58.2

2007 Production	(15.8)	(37.2)	(11.2)	(16.1)	(7.5)	(87.8)

Proved reserves at December 31, 2007	152.8	387.2	67.3	89.2	52.8	749.3

Discoveries, additions and extensions	13.7	15.0	8.3	0.6	(0.7)	36.9

Purchase of reserves	0.3	–	–	–	–	0.3

Sale of reserves	(0.3)	(17.5)	(1.7)	–	–	(19.5)

Net revisions and transfers	2.6	(133.7)	(5.3)	(5.0)	0.6	(140.8)

2008 Production	(14.8)	(34.3)	(12.0)	(13.0)	(7.6)	(81.7)

Proved reserves at December 31, 2008	154.3	216.7	56.6	71.8	45.1	544.5

Proved developed

December 31, 2005	161.0	277.4	34.9	67.7	34.7	575.7

December 31, 2006	156.4	255.7	25.7	70.2	43.3	551.3

December 31, 2007	146.2	344.5	25.6	59.5	48.2	624.0

December 31, 2008	143.4	173.3	24.8	50.9	35.2	427.6

See footnotes on page 40.

TALISMAN ENERGY ANNUAL INFORMATION FORM 39

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2005	2,706.8	240.6	8.2	2,244.4	216.6	5,416.6

Discoveries, additions and extensions	457.8	34.6	65.9	(9.1)	14.9	564.1

Purchase of reserves	3.7	–	–	–	–	3.7

Sale of reserves	(44.2)	(20.5)	–	–	–	(64.7)

Net revisions and transfers	13.0	(32.7)	7.4	(20.0)	(1.5)	(33.8)

2006 Production	(332.0)	(39.2)	(5.2)	(106.5)	(0.1)	(483.0)

Proved reserves at December 31, 2006	2,805.1	182.8	76.3	2,108.8	229.9	5,402.9

Discoveries, additions and extensions	356.8	4.3	9.8	114.9	(10.1)	475.7

Purchase of reserves	4.6	–	–	247.2	–	251.8

Sale of reserves	(154.5)	(56.8)	–	–	–	(211.3)

Net revisions and transfers	(0.2)	(4.8)	(2.1)	2.9	4.4	0.2

2007 Production	(319.6)	(25.3)	(5.1)	(104.9)	(0.2)	(455.1)

Proved reserves at December 31, 2007	2,692.2	100.2	78.9	2,368.9	224.0	5,464.2

Discoveries, additions and extensions	342.1	12.4	12.1	28.3	0.4	395.3

Purchase of reserves	18.1	–	–	–	–	18.1

Sale of reserves	(65.3)	–	–	–	–	(65.3)

Net revisions and transfers	(28.9)	(3.2)	17.8	(2.5)	(0.8)	(17.6)

2008 Production	(313.3)	(13.8)	(6.9)	(122.1)	(0.2)	(456.3)

Proved reserves at December 31, 2008	2,644.9	95.6	101.9	2,272.6	223.4	5,338.4

Proved developed

December 31, 2005	2,226.5	183.5	6.2	793.2	0.9	3,210.3

December 31, 2006	2,295.0	126.4	8.6	1,307.8	0.5	3,738.3

December 31, 2007	2,237.0	86.7	7.0	1,255.8	1.1	3,587.6

December 31, 2008	2,184.7	65.5	99.0	1,547.9	1.2	3,898.3

Notes:

1.
For definitions of reserves, see the notes found on page 26 of this Annual Information Form.

2.
North American gross proved reserves exclude synthetic crude oil reserves: 2006 – 38.9 mmbbls; 2007 – 0 mmbbls (asset sold).

40 TALISMAN ENERGY ANNUAL INFORMATION FORM

product netbacks (gross) 1

The following table provides information on product netbacks on a gross basis expressed in C$ on a quarterly basis for the periods indicated.

	2008					2007					2006
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

North America

Oil and liquids ($/bbl)

Sales price	85.52	51.78	104.10	105.27	80.79	59.53	66.38	62.66	56.67	53.55	56.73

Hedging	0.01	–	–	0.06	(0.03)	1.72	0.06	1.63	2.10	2.88	–

Royalties	16.80	8.59	20.26	21.62	16.71	12.37	14.13	12.71	11.84	11.06	11.91

Transportation	0.42	0.38	0.36	0.42	0.51	0.44	0.37	0.46	0.45	0.47	0.57

Operating costs	11.17	10.82	12.39	11.92	9.50	9.98	10.63	10.81	9.83	8.82	8.57

	57.14	31.99	71.09	71.37	54.04	38.46	41.31	40.31	36.65	36.08	35.68

Natural gas ($/mcf)

Sales price	8.66	7.23	9.18	10.25	7.86	6.90	6.48	5.80	7.65	7.66	7.12

Hedging	–	–	–	–	–	0.26	0.24	0.40	0.13	0.26	0.26

Royalties	1.46	1.05	1.61	1.75	1.40	1.22	1.13	0.98	1.31	1.45	1.30

Transportation	0.20	0.21	0.20	0.19	0.19	0.18	0.17	0.20	0.18	0.19	0.19

Operating costs	1.37	1.36	1.32	1.50	1.28	1.19	1.23	1.19	1.15	1.18	1.07

	5.63	4.61	6.05	6.81	4.99	4.57	4.19	3.83	5.14	5.10	4.82

UK

Oil and liquids ($/bbl)

Sales price	98.35	58.10	115.11	123.25	97.33	76.47	87.95	77.89	74.89	64.73	72.11

Hedging	(0.82)	0.01	(0.46)	(1.77)	(1.24)	(0.16)	(1.69)	(0.43)	0.20	1.32	(0.52)

Royalties	0.37	0.22	0.58	0.18	0.47	0.77	0.94	0.92	0.47	0.78	0.74

Transportation	1.18	1.35	1.22	1.31	0.79	1.56	1.18	1.95	1.46	1.71	1.52

Operating costs	29.31	26.35	29.31	31.02	30.92	25.16	25.06	25.74	24.50	25.39	19.83

	66.67	30.19	83.54	88.97	63.91	48.82	59.08	48.85	48.66	38.17	49.50

Natural gas ($/mcf)

Sales price	9.78	10.62	10.06	9.76	8.52	7.19	8.25	6.22	6.47	7.72	8.50

Royalties	0.01	0.01	0.01	–	0.01	0.40	0.60	0.36	0.42	0.27	0.46

Transportation	0.82	0.68	1.46	0.64	0.52	0.37	0.37	0.38	0.35	0.37	0.33

Operating costs	0.50	0.76	0.45	0.46	0.29	1.16	0.74	1.14	1.31	1.38	0.71

	8.45	9.17	8.14	8.66	7.70	5.26	6.54	4.34	4.39	5.70	7.00

Scandinavia

Oil and liquids ($/bbl)

Sales price	99.23	59.08	112.39	129.08	99.30	78.16	90.31	80.60	77.11	64.64	73.79

Royalties	0.21	–	–	0.53	0.31	0.33	0.32	0.35	0.34	0.32	0.33

Transportation	2.41	2.08	2.67	2.43	2.50	2.53	2.86	2.11	2.51	2.59	1.80

Operating costs	23.53	24.82	22.99	21.80	24.41	25.45	26.73	26.45	24.77	23.86	22.42

	73.08	32.18	86.73	104.32	72.08	49.85	60.40	51.69	49.49	37.87	49.24

Natural gas ($/mcf)

Sales price	7.16	8.44	7.72	6.77	5.78	4.78	5.11	4.93	4.59	4.44	4.92

Transportation	0.93	0.28	1.70	0.88	0.90	1.23	1.02	1.44	1.14	1.42	1.10

	6.23	8.16	6.02	5.89	4.88	3.55	4.09	3.49	3.45	3.02	3.82

See footnote on page 42.

TALISMAN ENERGY ANNUAL INFORMATION FORM 41

	2008					2007					2006
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

Southeast Asia

Oil and liquids ($/bbl)

Sales price	97.63	36.64	117.52	136.86	99.66	82.03	93.17	78.68	81.42	77.10	74.62

Royalties	51.24	16.35	70.66	69.64	48.74	37.87	51.26	34.30	36.03	32.53	32.36

Transportation	0.38	0.71	0.30	0.05	0.45	0.40	0.41	0.41	0.43	0.37	0.27

Operating costs	11.89	13.47	13.02	12.47	8.75	7.60	8.64	8.21	7.90	5.93	6.63

	34.12	6.11	33.54	54.70	41.72	36.16	32.86	35.76	37.06	38.27	35.36

Natural gas ($/mcf)

Sales price	9.94	6.53	12.37	11.67	9.07	7.33	7.47	7.90	7.58	6.29	6.95

Royalties	3.31	2.71	3.97	3.84	2.63	2.27	2.33	2.38	2.33	2.00	1.86

Transportation	0.35	0.05	0.50	0.64	0.22	0.39	0.34	0.43	0.40	0.39	0.38

Operating costs	0.43	0.45	0.44	0.42	0.43	0.42	0.41	0.42	0.46	0.40	0.36

	5.85	3.32	7.46	6.77	5.79	4.25	4.39	4.67	4.39	3.50	4.35

Other

Oil ($/bbl)

Sales price	102.51	53.50	115.24	141.12	102.48	80.37	91.98	81.03	78.45	69.41	71.65

Royalties	46.41	35.45	51.84	60.59	38.89	26.54	34.15	25.52	24.68	21.25	22.41

Transportation	1.12	1.30	1.10	1.09	1.00	1.01	0.91	0.92	1.00	1.21	0.94

Operating costs	5.87	5.90	5.75	5.60	6.20	5.03	3.06	8.27	4.69	4.66	4.99

	49.11	10.85	56.55	73.84	56.39	47.79	53.86	46.32	48.08	42.29	43.31

Total Company

Oil and liquids ($/bbl)

Sales price	96.43	53.36	113.17	124.66	95.49	75.00	85.82	75.91	73.32	65.46	69.82

Hedging	(0.34)	0.01	(0.21)	(0.72)	(0.48)	0.24	(0.74)	0.11	0.47	1.07	(0.21)

Royalties	15.78	7.31	19.06	21.04	15.64	11.82	14.24	11.51	10.98	10.63	10.97

Transportation	1.09	1.19	1.11	1.09	0.97	1.22	1.12	1.32	1.18	1.28	1.07

Operating costs	20.21	19.47	20.91	20.80	19.64	17.52	18.15	18.31	17.18	16.50	14.11

	59.01	25.40	71.88	81.01	58.76	44.68	51.57	44.88	44.45	38.12	43.46

Natural gas ($/mcf)

Sales price	9.01	7.17	10.08	10.55	8.16	6.99	6.81	6.30	7.53	7.35	7.20

Hedging	–	–	–	–	–	0.18	0.17	0.28	0.09	0.18	0.17

Royalties	1.89	1.46	2.20	2.22	1.65	1.39	1.38	1.25	1.47	1.45	1.33

Transportation	0.27	0.18	0.34	0.33	0.22	0.26	0.24	0.28	0.25	0.26	0.25

Operating costs	1.07	1.07	1.03	1.17	1.01	1.00	0.98	1.00	0.99	1.03	0.87

	5.78	4.46	6.51	6.83	5.28	4.52	4.38	4.05	4.91	4.79	4.92

Note:

1.
Netbacks do not include synthetic oil or pipeline operations.

additional information

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 16 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2008, which information is incorporated herein by reference.

42 TALISMAN ENERGY ANNUAL INFORMATION FORM

competitive conditions

The oil and gas industry, both within North America and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company's competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators and national oil companies. A number of the Company's competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

corporate responsibility and environmental protection

corporate policies

Talisman has formal policies and procedures that support the Company's commitment to corporate responsibility. Talisman's Policy on Business Conduct and Ethics ("PBCE"), a statement of the Company's ethical principles, is the foundation of the Company's corporate responsibility framework. As a condition of employment, all employees of Talisman are required to read the PBCE and understand how it relates to his or her business dealings.

In 2008, Talisman's PBCE was updated to reflect evolving corporate policy and structure changes. The revised PBCE now includes stronger statements with respect to human rights and the rights of indigenous people. In conjunction with the launch of Talisman's updated PBCE, the Company launched its Online Ethics Awareness Training course in January 2009. The purpose of the training is to provide employees and contractors the opportunity to review the Company's expectations for their ethical behaviour and apply ethical decision making skills into their activities as they relate to Talisman's operations. All employees and directors are also required to complete annually a declaration confirming his or her compliance with the PBCE or disclosing any deviations therefrom, which declarations are reviewed by the Chief Executive Officer and reported to the Board of Directors. This year, Talisman integrated its declaration process into the Online Ethics Awareness Training course.

Talisman has a security policy (the "Security Policy"). Both the PBCE and the Security Policy incorporate the Voluntary Principles on Security and Human Rights. In January 2008, Talisman became the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

health, safety and environmental protection

The Board of Directors and all executive officers are responsible for Talisman's health, safety, environment and operational integrity ("HSE/OI") performance. In April 2008, Talisman's Board of Directors constituted a Health, Safety, Environment and Corporate Responsibility ("HSECR") Committee. The HSECR Committee's terms of reference include, among other things, responsibility for the review of policies, management systems and internal controls in the HSE/OI area; the regular review of an HSE/OI performance report; the review of significant HSE/OI issues, exposures and strategic initiatives; and to receive and review Talisman's Corporate Responsibility Report annually.

Talisman has a new Global Health, Safety and Environment Policy ("the HSE Policy"). The goal of the HSE Policy is to "create a working environment such that we cause no harm to people, and where we minimize our impact on the environment." To achieve this, the HSE Policy states that Talisman will:

•
always comply with the law, or Talisman standards, whichever are higher;

•
operate its business to ensure proactive risk mitigation and continuous improvement;

•
hold itself and its contractors accountable to meet Talisman standards; and

•
communicate openly with those who may be affected by its activities.

TALISMAN ENERGY ANNUAL INFORMATION FORM 43

Safe operations in all Company activities is a core value. If operational results and safety ever come into conflict, Talisman employees and contractors are empowered to choose safety over operational results and Talisman will support that choice.

In order to ensure that the HSE Policy is implemented, Talisman has developed and maintains a coherent, integrated HSE/OI management framework with supporting processes to achieve its HSE/OI objectives in a structured way. Mandatory global standards support the implementation of these management processes. Talisman's regional operations are empowered to organize their HSE/OI programs and systems in ways that are locally meaningful and that address their unique risks and priorities while still adhering to the global standards. Regional HSE/OI specialists in Talisman's operating regions continuously monitor operations and submit regular reports to senior management who report regularly to Talisman's executive officers and Board of Directors. Talisman conducts internal and third party audits of its operations periodically to support continuous improvement and demonstrate compliance with legislation and internal standards.

In 2008, Talisman hired a new Vice-President of HSE/OI and formed a Global HSE/OI leadership team with representation from each of the HSE/OI organizations in the regions where Talisman operates. The new Global HSE/OI functional structure was created to improve HSE performance and to measure performance objectively. The Global HSE/OI group operates within the following strategic themes: increased functional excellence, a stronger corporate centre, and global consistency.

Also during 2008, Talisman completed two baseline studies and a strategic review of HSE and process safety management. These reviews, coupled with lessons learned from incident investigations, helped the Company set priorities for the development of a suite of global standards. Global standards for HSE/OI performance management and incident investigation were 2008 priorities. Four additional standards are planned for 2009 – hazard identification and risk management, contractor safety management, leadership and commitment, and equipment integrity.

As noted above, one of the goals of the HSE Policy is to minimize Talisman's impact on the environment. Talisman has systems for minimizing environmental impacts; compliance with legislation, permits, and licences; and assessment of risks. Talisman regularly reports to and consults with government agencies in its operating regions and submits to routine regulatory inspections. Internal and third party audits are conducted regularly to ensure that operations comply with legislation, facility permits and licences, and internal standards. The Company also conducts environmental due diligence on applicable asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities. Talisman does not expect to incur material costs above typical compliance with environmental regulation in 2009.

More information about Talisman's corporate responsibility and environmental policies and performance is available on the Company's corporate website at www.talisman-energy.com. The information available on the website includes the PBCE, Security Policy, Talisman's annual Corporate Responsibility Report and the HSE Policy.

employees

At December 31, 2008, Talisman's permanent staff complement was 2,966, as set forth in the table below.

Permanent Staff complement [1] as at December 31, 2008

North America	1,973

United Kingdom	365

Scandinavia	223

Southeast Asia	374

Rest of World [2]	31

Total	2,966

Notes:

1.
Contractors and temporary staff are not included in complement numbers.

2.
"Rest of World" includes Colombia, Peru, Qatar, Kurdistan region of northern Iraq and Algeria.

44 TALISMAN ENERGY ANNUAL INFORMATION FORM

description of capital structure

Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of first and second preferred shares. All of the Common Shares are fully paid and non-assessable. As at the date of this Annual Information Form, no preferred shares are outstanding.

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of shareholders. Each Common Share carries with it the right to one vote. Subject to the rights of holders of other classes of shares of the Company who are entitled to receive dividends in priority to or rateable with the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of Common Shares are entitled to participate rateably in any distribution of any assets of the Company.

The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of first preferred shares would rank on a parity with the first preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the first preferred shares are not entitled to receive notice of meetings of shareholders. The first preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of twelve months.

The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the second preferred shares are not entitled to receive notice of meetings of shareholders. The second preferred shares are only entitled to voting rights if determined by the board of directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of twelve months.

ratings

The following table outlines the ratings assigned to the Company by credit rating agencies as of December 31, 2008.

	Standard & Poor's Rating Services ("S&P")	Moody's Investors Services ("Moody's")	DBRS Limited ("DBRS")

Senior Unsecured/Long-Term Rating	BBB	Baa2	BBB (High)

Outlook	Stable	Negative	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation.

TALISMAN ENERGY ANNUAL INFORMATION FORM 45

The credit ratings assigned to the Company's senior unsecured long-term debt securities are not recommendations to purchase, hold or sell the debt securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks or the value of the debt securities. In addition, real or anticipated changes in the rating assigned to the debt securities will generally affect the market value of the debt securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium grade and, as such, may possess certain speculative characteristics. A negative rating outlook means that a rating may be lowered.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low." The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long-term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present, which reduce the strength of such entity and its rated securities.

46 TALISMAN ENERGY ANNUAL INFORMATION FORM

market for the securities of the company

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the trading symbol TLM. The Company's UK£250 million 6.625% Notes are listed on the London Stock Exchange.

Trading Price and Volume

The following sets out the high and low prices and the volume of trading for the Company's Common Shares (as traded on the TSX) for the periods indicated.

Year	Month	High ($)	Low ($)	Volume

2008	January	19.55	15.20	119,988,345

	February	17.74	15.25	89,112,437

	March	18.38	15.50	82,955,344

	April	21.62	17.90	118,822,408

	May	24.75	20.02	128,327,699

	June	24.92	21.47	102,230,595

	July	22.58	18.13	110,369,513

	August	19.26	17.14	84,895,992

	September	18.25	13.72	131,746,033

	October	14.92	9.27	167,952,001

	November	12.97	8.28	114,612,095

	December	12.36	9.31	112,951,535

Prior Sales

In 2008, Talisman issued 17,071,170 stock options.

dividends

In 2008, the Company paid semi-annual dividends on Talisman's Common Shares totaling $0.20 per share. The dividends were paid on June 30 and December 31, 2008. Talisman's dividend policy is subject to review semi-annually by the Board of Directors.

Talisman confirms that all dividends paid to shareholders in 2008 are "eligible dividends" pursuant to provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2009 and subsequent years will be eligible dividends for such purposes.

Talisman paid the following semi-annual dividends on its Common Shares over the last three years:

Date	Rate Per Common Share

June 30, 2006	$0.0750

December 29, 2006	$0.0750

June 29, 2007	$0.0875

December 31, 2007	$0.0875

June 30, 2008	$0.10

December 31, 2008	$0.10

TALISMAN ENERGY ANNUAL INFORMATION FORM 47

directors and officers

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the April 29, 2009 annual and special meeting of shareholders.

Directors

The directors of the Company are elected annually. The following table sets out the name, city, province or state and country of residence, year first elected or appointed to the Board, principal occupation within the past five years or more, educational qualifications and other current directorships of each of the directors of the Company as at March 1, 2009.

Name, City, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or More, Educational Qualifications, Other Current Public Company Directorships or Directorships in Non-Public Companies, Organizations or other Entities that Require a Significant Time Commitment

Douglas D. Baldwin [2,3,4,6] Calgary, Alberta, Canada Age: 72 [9]	2001	Douglas Baldwin is the Chairman of the Board of the Company. Mr. Baldwin was the President and Chief Executive Officer of TransCanada PipeLines Limited (pipeline and power company) from 1999 to 2001, Senior Vice-President and a Director of Imperial Oil Limited (natural resource company) from 1992 to 1998 and President and Chief Executive Officer of Esso Resources Canada Limited (natural resource company) from 1988 to 1992. Mr. Baldwin holds a Bachelor of Science degree in Chemical Engineering and was awarded an Honourary Doctor of Laws degree from the University of Calgary in 1999 and an Honourary Doctor of Laws degree from the University of Saskatchewan in 2003.
Current public company directorships [7]: None.
Other current directorships [8]: None.

William R.P. Dalton [1,3] Scottsdale, Arizona, United States Age: 65 [9]	2005	William Dalton was Chief Executive of HSBC Bank plc (a British Clearing Bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honourary Doctorate (Honourary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the UK and the Institute of Canadian Bankers.
Current public company directorships [7]: TUI Travel plc., HSBC USA Inc. and HSBC Bank USA, National Association.
Other current directorships [8]: Associated Electric and Gas Insurance Services (AEGIS), AEGIS Managing Agency for Lloyds of London Syndicate 1225, United States Cold Storage Inc. and HSBC North America Holdings Inc. and HSBC National Bank USA.

Kevin S. Dunne [5,6] Tortola, British Virgin Islands Age: 60 [9]	2003	Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company) including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.
Current public company directorships [7]: None.
Other current directorships [8]: None.

48 TALISMAN ENERGY ANNUAL INFORMATION FORM

John A. Manzoni [2,5] Calgary, Alberta, Canada Age: 49 [9]	2007	John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the past 24 years, Mr. Manzoni has held several senior strategic and operational leadership positions with BP plc and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the Board of BP plc. Mr. Manzoni holds a Master of Science in Management degree from Stanford University and Master of Science (Petroleum Engineering) and Master of Science (Civil Engineering) degrees.
Current public company directorships [7]: SAB Miller.
Other current directorships [8]: None.

Lawrence G. Tapp [4] Langley, British Columbia, Canada Age: 71 [9]	2001	Lawrence Tapp is the Chairman of Softchoice Corporation and Mainstreet Equity Corporation. Mr. Tapp was the Dean of the Richard Ivey School of Business of the University of Western Ontario from 1995 to 2003, Executive in Residence of the Faculty of Management and Adjunct Professor of the University of Toronto from 1992 to 1995 and Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited (packaging conglomerate) from 1985 to 1992. Mr. Tapp holds a Bachelor of Arts degree, an Executive Master of Business Administration degree and a Doctor of Laws from McMaster University.
Current public company directorships [7]: Softchoice Corporation and Mainstreet Equity Corporation.
Other current directorships [8]: Nature Conservancy of Canada.

Stella M. Thompson [2,4,5] Calgary, Alberta, Canada Age: 64 [9]	1995	Stella Thompson was the co-founder and Principal of Governance West Inc. (corporate governance consulting company) from 1996 to 2008 and was the President of Stellar Energy Ltd. (energy and management consulting company) from 1991 to 1996. Ms. Thompson was Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company) prior to June 1991. Ms. Thompson holds a Bachelor of Arts degree in Economics and a Master of Arts degree in Economics and has been awarded the ICD.D designation by the Institute of Corporate Directors.
Current public company directorships [7]: Resverlogix Corp.
Other current directorships [8]: Atomic Energy of Canada Ltd., Alberta's Electricity Balancing Pool, Calgary Airport Authority, Genome Alberta (Vice Chair) and Provincial Audit Committee.

John D. Watson [1,3] Calgary, Alberta, Canada Age: 63 [9]	2007	John Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation (oil and gas exploration and production company) from April 2002 to February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (oil and gas exploration and production company and predecessor to EnCana Corporation) from June 1987 to March 2002. Mr. Watson holds a Bachelor of Arts degree and a Masters of Business Administration and has been awarded the ICD.D designation by the Institute of Corporate Directors. Mr. Watson is also a Fellow of the Alberta Institute of Chartered Accountants.
Current public company directorships [7]: UTS Energy Corporation.
Other current directorships [8]: None.

TALISMAN ENERGY ANNUAL INFORMATION FORM 49

Robert G. Welty [1,3] Calgary, Alberta, Canada Age: 69 [9]	2003	Robert Welty served as the Chairman and a Director of Sterling Resources Ltd. ("Sterling") (oil and gas exploration and development company) from 1997 to 2007 and as Chief Executive Officer of Sterling from 1998 to 2005. Mr. Welty was the President of Escondido Resources (International) Ltd. (oil and gas exploration company) from 1996 to 1997, President and Chief Executive Officer of Canadian Fracmaster Ltd. (oil field service company) from 1994 to 1995, President and Chief Executive Officer of Bow Valley Energy Inc. (oil and gas exploration and development company) from 1992 to 1994 and President and Chief Executive Officer of Asamera Inc. (oil and gas exploration and development company) from 1976 to 1988. Mr. Welty holds a Bachelor of Arts degree (Honours) in Economics and is a Chartered Accountant.
Current public company directorships [7]: None.
Other current directorships [8]: None.

Charles R. Williamson [2,3,4] Sonoma, California, United States Age: 60 [9]	2006	Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
Current public company directorships [7]: Weyerhaeuser Inc. and PACCAR Inc.
Other current directorships [8]: None.

Charles W. Wilson [1,5,6] Evergreen, Colorado, United States Age: 69 [9]	2002	Charles Wilson was the President and Chief Executive Officer of Shell Canada (integrated oil and gas company) from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company (integrated oil and gas company) from 1988 to 1993, Vice President US Refining and Marketing of Shell Oil Company and has held various positions in the domestic and international natural resource operations of Shell prior to 1988. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.
Current public company directorships [7]: ATCO Ltd., Akita Drilling Ltd., Big Rock Brewery Income Trust and Canadian Utilities Limited.
Other current directorships [8]: None.

Notes:

1.
Member of the Audit Committee.

2.
Member of the Executive Committee.

3.
Member of the Governance and Nominating Committee.

4.
Member of the Management Succession and Compensation Committee.

5.
Member of the Health, Safety, Environment and Corporate Responsibility Committee.

6.
Member of the Reserves Committee.

7.
Refers only to issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.

8.
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

9.
Ages are calculated as at March 1, 2009.

In 2003, Stella Thompson was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) recognizing and implementing the plan in Canada.

In October 2008, John Watson resigned from his role as a director of Nortel Networks Corporation and Nortel Networks Limited. In January 2009, Nortel Networks Corporation and Nortel Networks Limited obtained an order from the Ontario Superior Court of Justice for creditor protection pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada).

50 TALISMAN ENERGY ANNUAL INFORMATION FORM

Officers

The following table sets out the name, city, province and country of residence and office held for each of the executive officers, the corporate secretary and assistant corporate secretaries of the Company as at March 1, 2009.

Name and Province or State and Country of Residence	Office

John A. Manzoni [1] Calgary, Alberta, Canada	President and Chief Executive Officer

A. Paul Blakeley [2] Calgary, Alberta, Canada	Executive Vice-President, International Operations (East)

Ronald J. Eckhardt [3] Calgary, Alberta, Canada	Executive Vice-President, North American Operations

T. Nigel D. Hares [4] Calgary, Alberta, Canada	Executive Vice-President, International Operations (West)

Robert M. Redgate [5] Calgary, Alberta, Canada	Executive Vice-President, Corporate Services

Robert R. Rooney [6] Calgary, Alberta, Canada	Executive Vice-President, Legal and General Counsel

L. Scott Thomson [7] Calgary, Alberta, Canada	Executive Vice-President, Finance and Chief Financial Officer

John 't Hart [8] Calgary, Alberta, Canada	Executive Vice-President, Exploration

C. Tamiko Ohta Calgary, Alberta, Canada	Corporate Secretary

Christine D. Lee Calgary, Alberta, Canada	Assistant Corporate Secretary

Leslie A. Lawson Calgary, Alberta, Canada	Assistant Corporate Secretary

Notes:

1.
John Manzoni was appointed as President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. From 2002 to 2007, he served as Chief Executive, Refining and Marketing of BP Group.

2.
Paul Blakeley has held his current position since April 2006. From January to April 2006, he served as Vice-President, Southeast Asia; prior to that he served as Vice-President, UK, and prior to that he served as General Manager, UK.

3.
Ronald Eckhardt has held his current position since October 2003. From January to October 2003 he served as Vice-President, Southern District of North American Operations of the Company; prior to that he served as Senior Manager, Western Operations, and prior to that he served as Manager, Eastern Operations of the Company.

4.
Nigel Hares has held his current office since April 2006. From September 1994 to April 2006, he served as Vice-President and subsequently Executive Vice-President, International Operations. His title, along with the titles of all existing Vice-Presidents at the time, was changed to Executive Vice-President in 2003 to better reflect the roles and responsibilities of their continuing offices. Mr. Hares will retire from the Company in 2009.

5.
Robert Redgate has held his current office since 1992. His title, along with the titles of all the existing Vice-Presidents at the time, was changed to Executive Vice-President in 2003 to better reflect the roles and responsibilities of their continuing offices.

6.
Robert Rooney was appointed as Executive Vice-President, Legal and General Counsel on November 2008. Mr. Rooney has served on the board of directors of numerous private and public companies. Until November 2005 Mr. Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group.

7.
Scott Thomson was appointed Executive Vice-President, Finance and Chief Financial Officer of Talisman on July 2, 2008. From August 2006 to June 2008, he served as Executive Vice-President, Corporate Development and Planning; from April 2004 to August 2006, he served as Vice-President, Head of Mergers & Acquisitions; and from January 2003 to April 2004, he served as Vice-President, Corporate Strategy for both BCE and Bell Canada.

8.
John 't Hart has held his current position since June 2003. Prior to that, he served as Senior Manager, International Exploration of the Company, and prior to that he served as Manager, International Exploration of the Company. Mr. 't Hart will retire from the Company in 2009.

Shareholdings of Directors and Executive Officers

As of March 1, 2009, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 544,288 Common Shares of the Company, representing 0.05% of the issued and outstanding Common Shares of the Company.

TALISMAN ENERGY ANNUAL INFORMATION FORM 51

Conflicts of Interest

Certain directors of the Company and its subsidiaries are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors and officers of the Company are required to disclose to the Company the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

As described in "Corporate Responsibility and Environmental Protection", Talisman has adopted the PBCE, which applies to all directors, officers and employees of Talisman and its subsidiaries. As required by the PBCE, individuals representing Talisman must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman. In addition, Talisman officers and employees are required to abide by an internal Conflict of Interest in Employment Policy.

audit committee information

Information concerning the Audit Committee of the Company, as required by National Instrument 52-110, is provided in Schedule C to this Annual Information Form.

legal proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plantiffs' proposed third amended complaint. A decision of the Second Circuit Court of Appeals is expected in 2009. Talisman believes the lawsuit is entirely without merit.

52 TALISMAN ENERGY ANNUAL INFORMATION FORM

risk factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries ("OPEC"), world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of unconventional plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. In addition, Algeria and Iraq are members of OPEC. Talisman's operations in these countries may therefore be impacted by the application of OPEC quotas. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Liquidity

The oil and gas industry is a capital intensive business. The Company may need to raise capital from time to time to fully execute its strategy, continue future drilling programs and take advantage of other business opportunities. The Company also relies on financial institutions to provide security in the form of letters of credit, most of which are provided to cover the costs of future dismantlement, site restoration and abandonment obligations in the UK. Letter of credit requirements in the UK are based on a number of factors. An increase in the estimated future cost of site restoration, a fall in commodity prices, a fall in the discount rate, or an increase in the value of the British Pound may cause the Company's letter of credit requirements to increase, while a decrease in the estimated future cost of site restoration, an increase in commodity prices, a rise in the discount rate, or a decrease in the value of the British Pound may cause the Company's letter of credit requirements to decrease. As at the date of this Annual

TALISMAN ENERGY ANNUAL INFORMATION FORM 53

Information Form, as a result of the global financial situation, there has been a significant reduction in the availability of credit and letters of credit and a significant increase in the cost of credit. There can be no assurance that the Company will be able to raise the necessary capital through the bank markets or capital markets nor that the Company will be able to obtain the necessary letters of credit. While the Company may have access to other financing options, including the issuance of private debt or equity, the terms of the financing options may not be acceptable to the Company.

Project Completions Risk

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected cost increases; accidents; the availability of skilled labour, including engineering and project planning personnel; the need for government approvals and permits; and regulatory matters. Talisman utilizes materials and services which are subject to general industry wide conditions. Cost escalation for materials and services may be unrelated to commodity prices changes and may continue to have a significant impact on project planning and economics.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Unconventional Program

The Company's strategy involves the development of an unconventional gas program in North America. The development of the unconventional gas program is dependent on the availability funding, the ability to find and retain skilled employees, the ability to procure the necessary materials, and is subject to technical risk. Should the unconventional gas program fail to result in significant production, the Company may amend its strategy to minimize the impact on the Company's results of operations and financial condition.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these

54 TALISMAN ENERGY ANNUAL INFORMATION FORM

methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Government Regulations

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy.

Governments may also amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for asset retirement obligations in its Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles. Additional information regarding asset retirement obligations is set forth in the notes to the annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas ("GHG") emissions reduction legislation. Current GHG emissions reduction legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in other jurisdictions which currently do not have GHG emissions reduction legislation or where GHG emissions reduction legislation is being developed. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In Canada, the federal government released the Regulatory Framework for Air Emissions (the "Framework") in April 2007. The Framework requires intensity-based reductions targets for GHG emissions. The detailed air emissions regulations have not yet been released. Talisman continues to engage in consultations with the federal government regarding the detailed regulations. It is likely that any mandated reduction in GHG emissions will result in increased compliance costs.

TALISMAN ENERGY ANNUAL INFORMATION FORM 55

Starting in July 2007, Alberta's Climate Change and Emissions Management Act (the "Act") requires facilities that emit more than 100,000 tonnes of GHG a year to reduce their emissions intensity by 12 per cent from a 2003 to 2005 average baseline. Compliance options include making capital improvements, making operational improvements, purchasing offset credits to apply against the emission total or contributing to a technology fund for GHG emissions reductions. Talisman has one facility that is subject to the Act. It generated a credit surplus during the first compliance period and the Company expects to remain in a credit surplus under the existing Act.

The British Columbia government has implemented a revenue-neutral carbon tax effective July 1, 2008. The costs of the carbon tax were not material to Talisman in 2008. British Columbia is also a member of the Western Climate Initiative (the "WCI"). The WCI has released a draft Cap-and-Trade Program ("Program") but the legislation to implement the Program has not been finalized. Talisman continues to engage in consultations with the BC government regarding the legislation. It is premature to predict the impact of the Program on Talisman.

In the UK, Phase II of the European Union Emissions Trading Scheme ("EU ETS") began in 2008 and will run until 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. The Company expects a small credit surplus for 2008 once compliance reports have been approved by the regulator and expects to be close to the cap through Phase II. Phase III of the EU ETS begins in 2013 and will run until 2020. The legislation has not been finalized but the emissions caps will likely be reduced under Phase III. Although it is too early to predict the exact costs of compliance, it is likely that compliance costs will increase.

Prior to 2008, Talisman's Norwegian installations were subject to a carbon dioxide ("CO2") emissions tax, which was not material to Talisman. In 2008, the Norwegian government expanded its existing national emissions trading system for GHG, linking it to Phase II of the EU ETS. During Phase II, the Company will be required to purchase emissions credits corresponding to its total annual emissions, and to pay the CO2 emissions tax. The Phase II compliance costs are not expected to be material to Talisman because the Norwegian government will reduce the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs.

Recruitment, Retention and Succession

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability. Although the demand for personnel has recently reduced, competition for key oil and gas professionals remains high. In addition, a significant percentage of the workforce will be eligible for retirement in the next few years.

Operational Hazards and Responsibilities

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties. The Company has an HSE/OI management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Credit Rating Risk

Credit rating agencies evaluate the Company's business and financial condition and assign credit ratings to the Company. The credit ratings impact the Company's ability to obtain financing and the cost of financing. If any of the Company's credit ratings is downgraded, it may have a material impact on the Company's ability to raise financing, which, in turn, may have an impact on the Company's ability to execute its strategic plan.

56 TALISMAN ENERGY ANNUAL INFORMATION FORM

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfill their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forego opportunities or may have to relinquish leases or blocks. As at the date of this Annual Information Form, the decrease in commodity prices and the reduction in the availability of credit has weakened the financial position of many companies and the likelihood of any of the Company's counterparties failing to fulfill their obligations has increased. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfill their contractual obligations may impact Talisman's financial condition.

Dependence on Third Party Operators

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company's financial performance and full implementation of Talisman's HSE Policy. The success and timing of Talisman's activities on assets operated by others will therefore depend on a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and the risk management practices. For information on the percentages of assets that are operated/non-operated by Talisman, see "Description of the Business".

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in this Annual Information Form.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

Competition

The petroleum industry is highly competitive. Specific disclosure regarding competition is disclosed under the heading "Competitive Conditions" in this Annual Information Form.

Hedging Contracts

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities at fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with the contracts.

Interest Rate Risk

Talisman has a combination of fixed and floating rate debt and is therefore exposed to interest rate risk. Borrowing in floating rates exposes the Company to short-term movements in interest rates, while borrowing in fixed rates exposes the Company to mark-to-market interest rate risk as well as reset risk at the debt maturity. This risk could increase the Company's cost of capital and could impact Talisman's financial performance.

TALISMAN ENERGY ANNUAL INFORMATION FORM 57

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and Norwegian Kroner ("NOK"). These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Differences in Ownership Interests in Foreign Operations

In Canada and the US, the state or private landowners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified time frames. Transfers of interests typically require state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

transfer agents and registrars

Computershare Investor Services Inc., at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, along with its US co-transfer agent, Computershare Trust Company N.A., is the transfer agent and registrar for the Common Shares of the Company. Computershare Trust Company of Canada also acts as trustee for various public debt securities. JPMorgan Chase Bank N.A., London Branch (now The Bank of New York Mellon, pursuant to bulk novation orders granted on April 3, 2007 and July 1, 2008), One Canada Square, London, E14 5AL, UK, acts as trustee for the 6.625% unsecured notes listed on the London Stock Exchange. Bank of Nova Scotia Trust Company of New York of One Liberty Plaza, New York, New York, 10006 acts as trustee for various public debt securities. The Company has not retained transfer agents for any other outstanding securities.

interests of experts

Talisman's auditors are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 1000, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Mr. Michael Adams, an employee of Talisman, has provided the report on reserves data, attached as Schedule A to this Annual Information Form, in his capacity as Talisman's Internal Qualified Reserves Evaluator. Mr. Adams owns less than 1% of the outstanding Common Shares.

58 TALISMAN ENERGY ANNUAL INFORMATION FORM

forward-looking information

This Annual Information Form contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Information Form, including among other places, under the headings "General Development of the Business", "Description of the Business" "Corporate Responsibility and Environmental Protection", "Legal Proceedings" and "Risk Factors". This forward-looking information includes, but is not limited to, statements regarding:

•
business strategy, plans and priorities;

•
planned dispositions of non-core assets;

•
planned 2009 capital program and sources of funding;

•
planned unconventional development pilots and projects;

•
expected timing of first oil and dry gas from the Northern Fields in Malaysia, of production from a third well in the Rev field, and of first oil from the EMK Unit in Algeria;

•
expected timing of bid results in Norway and completion of seismic programs in Peru;

•
planned drilling, exploration, development, building of processing facilities, acquisition of new lands, and project evaluation and sanctioning;

•
expected timing of LNG trains coming on-stream at Tangguh;

•
expected production from the Song Doc field in Vietnam;

•
expected costs of environmental regulation compliance;

•
expected timing and outcome of pending litigation; and

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Annual Information Form under the headings "Description of the Business – Reserves Information", "Other Oil and Gas Information", "Supplemental Oil and Gas Information" and elsewhere, may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

Except for the timing of bid results, costs of environmental regulation compliance and timing and outcome of pending litigation, each of the forward-looking information listed above is based on Talisman's 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are: (1) 2009 annual production of approximately 430,000 boe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Information Form. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
the uncertainty of reserves and resource estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses;

TALISMAN ENERGY ANNUAL INFORMATION FORM 59

•
the impact of the economy and credit crisis on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

•
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety and environmental risks;

•
uncertainties as to the availability and cost of financing and changes in capital markets;

•
uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

•
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•
changes in general economic and business conditions;

•
uncertainties as to the availability and cost of financing and changes in capital markets;

•
the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

•
results of the Company's risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included: (1) under the heading "Risk Factors"; (2) in the Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure (which are attached as schedules to this Annual Information Form); and elsewhere in this Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

note regarding reserves data and other oil and gas information

National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the US disclosure requirements, in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers. Accordingly, some of the reserves data and other oil and gas information included in this Annual Information Form are disclosed in accordance with US disclosure requirements. Such information, as well as the information that Talisman discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the current US requirements and the NI 51-101 requirements are that (i) SEC rules permit disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, (ii) SEC rules require that proved reserves and the associated future net revenue be estimated under existing economic and operating conditions, whereas NI 51-101 requires disclosure of proved and probable reserves and the associated future net revenue on a forecast basis. The US and Canadian definitions of proved reserves differ, but Talisman does not believe that the differences in the definitions of proved reserves would result in any material difference in its reserves estimates for that category. The Canadian Oil and Gas Evaluation Handbook (previously defined as "COGEH", the reference source for the definition of proved reserves under NI 51-101) states that the differences in the estimated proved reserves quantities based on constant prices should not be material.

60 TALISMAN ENERGY ANNUAL INFORMATION FORM

Talisman has disclosed proved reserves (including continuity of reserves) using the standards contained in US Regulation S-X and the standardized measure of discounted future net cash flows from proved reserves determined in accordance with Statement No. 69 of the US Financial Accounting Standards Board ("FAS 69"). US practice is to disclose net proved reserves after deduction of estimated royalty burdens. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

In addition, notwithstanding that Talisman is not required to disclose probable reserves, it has done so using the definition of probable reserves set out by COGEH. The probable reserves contained in this Annual Information Form (and the proved reserves which are included in the proved plus probable reserves volumes) have been estimated using forecast prices. Those reserves do not meet the requirements of the SEC for inclusion in documents filed with the SEC by US companies.

Talisman makes reference to production volumes throughout this Annual Information Form. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

As noted in "Description of the Business – North America", Talisman uses the term "unconventional" to refer to projects, plays or activities which are focused on the extraction of oil and natural gas using extraction techniques (including advanced stimulation methods) which are different than those associated with historically typical, or conventional, oil and gas activities. The geographic areas in which Talisman's unconventional plays are located may also contain geological formations that are consistent with more conventional oil and gas extraction techniques or activities. In addition, Talisman may have historically undertaken conventional activities within the geographic boundaries of plays which it now refers to as unconventional.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel of oil (bbl). Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means Talisman's working interest owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests, and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which Talisman owns a working interest. Net wells means Talisman's working interest owned in gross wells expressed as whole numbers and fractions thereof.

exchange rate information

Except where otherwise indicated, all dollar amounts in this Annual Information Form are stated in Canadian dollars ("C$"). The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of US dollars ("US$") required to purchase one C$. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year ended December 31
	2008	2007	2006

Year-end	0.8166	1.0120	0.8581

High	1.0289	1.0905	0.9099

Low	0.7711	0.8437	0.8528

Average	0.9381	0.9348	0.8820

TALISMAN ENERGY ANNUAL INFORMATION FORM 61

abbreviations

The abbreviations used in this Annual Information Form have the following meanings:

bbl	barrel
bbls/d	barrels per day
bcf	billion cubic feet
bcfe	billion cubic feet equivalent
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
DBRS	DBRS Limited
FPSO	Floating Production Storage and Offloading
FSO	Floating Storage and Offloading
IOR	improved oil recovery
LNG	Liquefied Natural Gas
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mboe/d	thousand barrels oil equivalent per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	millions of cubic feet equivalent per day
NGLs	natural gas liquids
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PSC	production sharing contract
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

62 TALISMAN ENERGY ANNUAL INFORMATION FORM

additional information

Additional information related to the Company, including the information incorporated by reference herein, may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's management proxy circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's audited Consolidated Financial Statements for the year ended December 31, 2008 and related annual Management's Discussion and Analysis.

Copies of the Company's Annual Report may be obtained from Talisman's website at www.talisman-energy.com or upon request from:

Corporate and Investor Communications Department

Talisman Energy Inc.
2000, 888-3 rd Street SW
Calgary, Alberta, T2P 5C5
E-mail: tlm@talisman-energy.com

TALISMAN ENERGY ANNUAL INFORMATION FORM 63

schedule a

report on reserves data by Talisman's internal qualified reserves evaluator

To the Board of Directors of Talisman Energy Inc. (the "Company"):

1.
The Company's staff and I have evaluated the Company's reserves data as at December 31, 2008. The reserves data, which have been prepared in accordance with US disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board ("US Disclosure Requirements"), consist of the following:

(a)
proved oil and gas reserves quantities estimated as at December 31, 2008; and

(b)
the related standardized measure of discounted future net cash flows.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) applied in such modified manner as we considered necessary to reflect the terminology and standards of the US Disclosure Requirements. We are not independent of the Company, within the meaning of the term "independent" under those standards.

4.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook as modified as set out above.

5.
The following sets forth the standardized measure of discounted future net cash flows (after deducting income taxes) attributed to proved oil and gas reserve quantities, calculated using a discount rate of 10%, included in the reserves data of the Company evaluated for the year ended December 31, 2008:
Location of Reserves (country or foreign geographic area)	Standardized Measure of Discounted Future Net Cash Flows (millions of Canadian dollars, after income taxes, 10% discount rate)

North America	$4,328

United Kingdom	$484

Scandinavia	$863

Southeast Asia	$1,157

Other	$285

Total	$7,117

6.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook applied in the modified manner as set out above.

7.
We have no responsibility to update our evaluation for events and circumstances occurring after the date of this report.

8.
Reserves data are estimates only and not exact quantities. In addition, the reserves data are based on judgments regarding future events. Accordingly, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed)
Michael Adams
Internal Qualified Reserves Evaluator
Talisman Energy Inc.
Calgary, Alberta

March 9, 2009

64 TALISMAN ENERGY ANNUAL INFORMATION FORM

schedule b

report of management and directors on oil and gas disclosure

Management of Talisman Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data prepared in accordance with US disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board ("US Disclosure Requirements"), which consist of the following:

(a)
proved oil and gas reserve quantities estimated as at December 31, 2008; and

(b)
the related standardized measure of discounted future net cash flows.

The Company's reserves evaluation staff, including our Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company's reserves data. The report of the Internal Qualified Reserves Evaluator accompanies this report.

The Reserves Committee of the Board of Directors has:

(a)
reviewed the Company's procedures for providing information to the Internal Qualified Reserves Evaluator;

(b)
met with the Internal Qualified Reserves Evaluator to determine whether any restrictions placed by management affect the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

(c)
reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a)
the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Annual Information Form accompanying this report;

(b)
the filing of the report of the Internal Qualified Reserves Evaluator on the reserves data; and

(c)
the content and filing of this report.

In our view, the reliability of the internally generated reserves data is not materially less than would be afforded by our involving independent qualified reserves evaluators or independent qualified reserves auditors to evaluate or audit and review the reserves data. The Company is therefore relying on an exemption, which it sought and was granted by securities regulatory authorities, from the requirement under securities legislation to involve independent qualified reserves evaluators or independent qualified reserves auditors.

The primary factors supporting the involvement of independent qualified reserves evaluators or independent qualified reserves auditors apply when (i) their knowledge of, and experience with, a reporting issuer's reserves data are superior to that of the internal evaluators and (ii) the work of the independent qualified reserves evaluators or independent qualified reserves auditors is significantly less likely to be adversely influenced by self-interest or management of the reporting issuer than the work of internal reserves evaluation staff. In our view, neither of these factors applies in our circumstances.

Our view is based in large part on the following. Our reserves data were developed in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook applied in such modified manner as the Company considered necessary to reflect the terminology and standards of the US Disclosure Requirements. Our procedures, records and controls relating to the accumulation of source data and preparation of reserves data by our internal reserves evaluation staff have been established, refined and documented over many years. Our internal reserves evaluation staff includes approximately 171 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 17 full-time or part-time years of relevant experience in evaluating reserves, of whom 58 are qualified reserves evaluators for purposes of securities regulatory

TALISMAN ENERGY ANNUAL INFORMATION FORM 65

requirements. Our internal reserves evaluation management personnel includes approximately 61 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 23 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 33 of whom were qualified reserves evaluators for purposes of securities regulatory requirements.

Reserves data are estimates only, and are not exact quantities. In addition, the reserves data are based on judgments regarding future events. Accordingly, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed)
John A. Manzoni
President and Chief Executive Officer

(Signed)
Ronald J. Eckhardt
Executive Vice-President,
North American Operations

(Signed)
T. Nigel D. Hares
Executive Vice-President,
International Operations (West)

(Signed)
A. Paul Blakeley
Executive Vice-President,
International Operations (East)

(Signed)
Charles W. Wilson
Director

(Signed)
Kevin S. Dunne
Director

March 9, 2009

66 TALISMAN ENERGY ANNUAL INFORMATION FORM

schedule c

audit committee information

Composition of Audit Committee

As at March 9, 2009, Talisman's Audit Committee consists of William R.P. Dalton, John D. Watson, Robert G. Welty (Chairman) and Charles W. Wilson. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in National Instrument 52-110 ("NI 52-110"). In addition, in accordance with New York Stock Exchange corporate governance listing standards, the Board of Directors has determined that Robert G. Welty is an audit committee financial expert.

NI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the issuer's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

In addition, an individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Education and Experience

The members of Talisman's Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, which includes the following:

William R.P. Dalton held various positions with the HSBC group of companies, including Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and various positions in the Canadian operations of HSBC prior to 1998. He currently serves on the board of directors of TUI Travel plc., HSBC USA Inc., and HSBC Bank USA, National Association. Mr. Dalton holds a Bachelor of Commerce degree (Honors) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001.

John D. Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation ("EnCana") from April 2002 to February 2006 and the Chief Financial Officer of Alberta Energy Company Ltd. (a predecessor to EnCana) from June 1987 to March 2002. As Executive Vice-President and Chief Financial Officer of EnCana, Mr. Watson was a member of the senior management team and was directly responsible for EnCana's capital markets, financial reporting, financial compliance, financial risk management and internal audit, as well as the tax and treasury functions. He currently serves on the board of directors and the audit committee of UTS Energy Corporation. Mr. Watson holds a Master of Business Administration and is a Chartered Accountant.

Robert G. Welty, Chairman of the Audit Committee, served as Chief Executive Officer of Sterling Resources Ltd. ("Sterling") from 1998 to 2005 and as Chairman and a director of Sterling from 1997 to May 2007. He served as President, Chief Executive Officer and director of Canadian Fracmaster Ltd. from 1994 to 1995. Mr. Welty was also President, Chief Executive Officer and director of Bow Valley Energy Inc. from 1992 to 1994, which was subsequently acquired by Talisman. Mr. Welty holds a Bachelor of Arts degree (Honors) in Economics and is a Chartered Accountant.

Charles W. Wilson has held various positions with the Shell group of companies, including President, Chief Executive Officer and a director of Shell Canada Limited from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company from 1988 to 1993 and Vice President US Refining and Marketing of Shell Oil Company from 1987 to 1988. He currently serves on the board of directors of ATCO Ltd., Akita Drilling Ltd., Big Rock Brewery Income Trust and Canadian Utilities Limited. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.

TALISMAN ENERGY ANNUAL INFORMATION FORM 67

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual Consolidated Financial Statements for 2008 and 2007 and for other services provided by Ernst & Young LLP:

	2008	2007

Audit and Internal Controls Attestation Fees	$4,929,902	$4,586,150

Audit-Related Fees	$703,992	$299,800

Tax Fees	$1,184,645	$582,756

All Other Fees	$3,150	$3,500

The audit-related fees are primarily for assistance in connection with the Company's conversion to International Financial Reporting Standards, prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Under the terms of reference of the Audit Committee, which follow, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, the Company's external auditors are to perform.

During 2003, the Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Company's external auditors. These procedures specify certain prohibited services that are not to be performed by the Company's external auditors. In addition, these procedures require that, at least annually, prior to the period in which the services are proposed to be provided, the Company's management, in conjunction with the Company's external auditors, prepares and submits to the Audit Committee a complete list of all proposed services and related fees to be provided to the Company by the Company's external auditors. Under the Audit Committee pre-approval procedures, for those non-audit services proposed to be provided by the Company's external auditors that have not been previously approved by the Audit Committee, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is provided an update as to the status of services previously approved.

Pursuant to these procedures since their implementation in 2003, 100% of each of the services relating to fees reported as audit-related, tax and all other were pre-approved by the Audit Committee or its delegate, the Chair of the Audit Committee.

The full text of the terms of reference for Talisman's Audit Committee follows.

Terms of Reference

Audit Committee

Mission Statement

The Audit Committee's mission is to assist the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process and the integrity of the Company's financial statements and its internal control over financial reporting and the external financial audit process. To fulfil this mission, the Audit Committee has received this mandate and has been delegated certain authorities that it may exercise on behalf of the Board.

Composition

At the first meeting of the Board of Directors of the Company after the election of Directors at the annual meeting of shareholders, the Board shall appoint an Audit Committee comprised of not less than three and not more than six Directors of the Company. Each member of the Audit Committee shall be independent (as required by applicable securities laws and stock exchange rules). At least one member of the Audit Committee shall be an audit committee financial expert and all members of the Audit Committee

68 TALISMAN ENERGY ANNUAL INFORMATION FORM

shall have an appropriate level of financial literacy as required under applicable stock exchange rules and securities laws and determined by the Board from time to time. The Board may replace or remove from the Audit Committee any member at any time.

The Chair of the Audit Committee shall be appointed by the Board at the meeting of the Board referred to above. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. The Audit Committee shall designate a Secretary to the Audit Committee who may be a member of the Audit Committee or an officer or employee of the Company. The Secretary shall keep minutes and records of all meetings of the Audit Committee. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Company to act as Secretary.

Meetings

Meetings of the Audit Committee, including telephone conference meetings, shall be held at such time and place as the Chair of the Audit Committee may determine. Notice of meetings shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings of the Audit Committee may be held without formal notice if all of the members are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

At the request of the auditor of the Company (the "Auditor"), the Chief Executive Officer, the Chief Financial Officer or a member of the Audit Committee, the Chair shall call and convene a meeting of the Audit Committee.

Any three members of the Audit Committee shall constitute a quorum.

The Audit Committee shall meet at least quarterly.

Representatives of the Auditor and management of the Company shall have access to the Audit Committee each in the absence of the other.

The Auditor shall be notified of all meetings of the Audit Committee and, when appropriate, it may attend and be heard at any such meeting and shall attend if requested to do so by a member of the Audit Committee.

Any matter the Audit Committee does not unanimously approve will be referred to the Board for consideration.

No alteration to the roles and responsibilities of the Audit Committee shall be effective without the approval of the Board of Directors.

The Audit Committee shall review the adequacy of these Terms of Reference on an annual basis and recommend any changes it considers appropriate to the Governance and Nominating Committee, which shall in light of the Company's governance structure and framework recommend any changes it considers appropriate to the Board of Directors.

Role and Responsibilities

A.  Financial Statements and Other Financial Information

The Audit Committee shall:

1.
oversee the Company's financial reporting process on behalf of the Board and report on the results of these activities to the Board;

2.
review the Company's annual financial statements and management's discussion and analysis of operations which accompanies the annual financial statements and, if determined to be satisfactory, recommend them to the Board for approval;

3.
review the annual earnings press release prior to their filing or publication;

TALISMAN ENERGY ANNUAL INFORMATION FORM 69

4.
review and, if determined to be satisfactory, approve the Corporation's interim financial statements and management's discussion and analysis of operations which accompanies interim financial statements prior to their publication, filing or delivery to security holders;

5.
review all interim earnings press releases prior to their filing or publication;

6.
ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in items 2 to 5 above, and periodically assess the adequacy of those procedures;

7.
review the appropriateness of any report or opinion proposed to be rendered in connection with the year-end consolidated financial statements;

8.
review the nature, substance and appropriateness of significant accruals, reserves and other estimates;

9.
review the appropriateness of impairment provisions;

10.
review with the Auditor and with the management of the Company and, if determined to be satisfactory, approve on behalf of the Board all financial statements included in a prospectus or other similar document; and

11.
review and assess regularly:

(a)
the quality and acceptability of accounting policies and financial reporting practices used by the Company;

(b)
any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

(c)
any new or pending developments, in accounting and reporting standards that may affect the Company;

(d)
the key financial estimates and judgements of management that may be material to the financial reporting of the Company;

(e)
policies related to financial disclosure risk assessment and management;

(f)
responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company; and

(g)
receive presentations by management and the Auditor regarding, and review, the accounting treatment of large transactions.

12.
review and, if determined to be satisfactory, approve the annual financial statements and, where required by law, audited financial statements of the Corporation's pension plans, based on advice from the Pension Management Committee; and

13.
appoint and, where necessary, terminate auditors of the Corporation's pension plans, based on advice from the Pension Management Committee.

B.  External Audit

The Auditor shall be ultimately accountable to the shareholders of the Company, who shall be represented by the Board of Directors and the Audit Committee in their dealings with the Auditor. The Audit Committee shall recommend to the Board the auditor that will be proposed at the annual shareholders' meeting for appointment as the Auditor for the ensuing year. The Auditor shall report directly to the Audit Committee, which shall be responsible for compensation and retention of the Auditor and oversight of the Auditor's work (including resolution of disagreements between management and the Auditor regarding financial reporting).

At least annually, the Audit Committee shall require that the Auditor provide a formal written statement describing: (i) the firm's internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the Auditor and the Company.

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With respect to (iii) above and for more clarity, annually the Audit Committee shall obtain a written letter from the Auditor pursuant to the Independence Standards Board standard #1 disclosing all relationships between the Auditor and its related entities and the Company and its related entities, and confirming the Auditor's independence from the Company.

The Audit Committee shall not recommend to the Board that an auditor be appointed as the Auditor if the Company's Chief Executive Officer, Chief Financial Officer or Controller was employed by the auditor and participated in any capacity in the Company's audit during the one-year period preceding the date of the initiation of the Company's audit for which the Audit Committee is recommending the appointment. The Audit Committee shall review management's policies for hiring partners, employees and former partners and employees of the Auditor and former external auditor of the Company. The Audit Committee further shall ensure the independence of the Auditor by reviewing, and discussing with the Board if necessary, any relationships that may adversely affect the independence of the Auditor.

The Audit Committee shall review the planning and results of external audit activities and the ongoing relationship with the Auditor. In this regard the Audit Committee shall:

1.
review and, if determined to be satisfactory, pre-approve the terms of the annual external audit engagement plan, including but not limited to the following:

(a)
engagement letter;

(b)
objectives and scope of the external audit work;

(c)
materiality limit;

(d)
areas of audit risk;

(e)
staffing;

(f)
timetable; and

(g)
proposed fees;

2.
annually, or as otherwise required by the Audit Committee, review a written report from the Auditor on the critical accounting policies of the Company;

3.
review and, if determined to be satisfactory, pre-approve all non-audit services, including tax services, the Auditor is to perform, and it shall consider the impact the provision of such services could have on the independence of the external audit work. The Audit Committee may delegate this authority to grant pre-approvals to one or more designated members of the Audit Committee, provided that such delegates present their decisions to pre-approve services to the full Audit Committee at each of its scheduled meetings. The Audit Committee shall not permit the Auditor to perform any non-audit service prohibited by law applicable to the Company;

4.
meet with the Auditor and management to discuss the Company's annual financial statements and the Auditor's report, the interim financial statements, and management's discussion and analysis relating to both the annual and interim financial statements. Meetings with the Auditor and management shall be held separately, periodically, as scheduled by the Audit Committee;

5.
review and advise the Board with respect to the plan, conduct and reporting of the annual external audit, including but not limited to the following:

(a)
any audit problems or difficulties encountered, and management's response thereto, and any restriction imposed by management during the annual audit;

(b)
any significant accounting or financial reporting issue;

(c)
the Auditor's evaluation of the Company's system of internal controls and related procedures and documentation;

(d)
the post audit or management letter containing any of the Auditor's findings or recommendations, including management's response thereto and the subsequent follow-up to any identified control weaknesses; and

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  (e)
  any other matters that the Auditor brings to the attention of the Audit Committee;

6.
prepare an Audit Committee report to be included in the Company's annual corporate governance disclosure; and

7.
fix the remuneration of the Auditor.

C.  Internal Audit

The Audit Committee shall oversee the internal audit function of the Company and the relationship of the internal auditor with management. Periodically, the Audit Committee shall meet separately with each of the internal auditor and management. To assist the Board in fulfilling its oversight and monitoring obligations in this area, the Audit Committee shall:

1.
review and consider the appropriateness of the internal audit function and organizational framework;

2.
be involved in the appointment or removal of the internal auditor;

3.
support the independence of the internal audit function and the internal auditor;

4.
review and consider the appropriateness of the internal audit plan and resources; and

5.
review the findings of the internal auditor and consider the appropriateness of follow-up plans.

D.  Internal Financial Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the internal financial control and information systems are operating effectively to produce accurate, appropriate and timely financial information. In this regard the Audit Committee will:

1.
obtain reasonable assurance by discussions with and reports from management, the internal auditor and the Auditor, that:

(a)
the information systems, security of information and recovery plans are adequate and reliable; and

(b)
the internal control systems and procedures are properly designed and effectively implemented;

2.
review the appointment of the Chief Financial Officer prior to his or her appointment and the adequacy of accounting and finance resources, as required; and

3.
ensure that direct and open communication exists among the Audit Committee, the Auditor and the internal auditor.

E.  Insurance

The Audit Committee shall review insurance coverage of significant business risks and uncertainties.

F.  Subsidiaries

The Audit Committee shall receive a report on the Company's material Subsidiaries, as requested from time to time, concerning any material non-routine structures e.g. special purpose entities, off balance sheet items or partnership arrangements.

G.  Tax

The Audit Committee shall receive periodic reports from management on the status of filings including, if applicable, major associated issues.

H.  Legal

The Audit Committee shall receive periodic reports from the General Counsel on legal matters affecting financial disclosure, including claims, potential claims and changes to legislation.

I.  Investigations and Access to Management

The Audit Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of (i) complaints the Company

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may receive regarding accounting, internal accounting controls, or auditing matters, and (ii) confidential, anonymous submissions from Company employees expressing concern regarding questionable accounting or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties. The Audit Committee shall determine the appropriate amount of funding the Company shall provide for compensation of any such advisors.

In carrying out its responsibilities, the Audit Committee shall have access to such members of the Company's management as appropriate, including the persons having responsibility for:

1.
insurable risks, foreign currency and interest rate exposure and related derivatives;

2.
tax exposures and related reserves;

3.
systems security and system integrity recovery plans;

4.
compliance with domestic and international regulatory requirements (such as the Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act) and material legal exposures;

5.
plans and actions taken with respect to commodity price hedging;

6.
financial accounting; and

7.
internal audit.

The Audit Committee shall receive from management copies of any report of a material nature from regulators or government bodies which is relevant to the responsibilities of the Audit Committee set out in this mandate and of management's responses thereto.

J.  General

The Audit Committee shall review corporate policies that are within the scope of the roles and responsibilities specified by these terms of reference prior to submission for approval by the Board; monitor compliance on a regular basis; and ensure these policies are periodically reviewed and kept current.

The Audit Committee shall perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law and stock exchange requirements.

In respect of matters within its purview under this mandate and delegation, the Audit Committee shall assist the Board in its oversight of the Company's compliance with legal and regulatory requirements.

The Audit Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting.

The Audit Committee shall evaluate its own performance annually.

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